2020
Notice of Annual Meeting of Stockholders and Proxy Statement





13320-A Ballantyne Corporate Place
Charlotte, NC 28277
Telephone: (980) 474-3700
Facsimile: (980) 474-3729

S P X

April 2, 2020

Fellow Stockholders:

On behalf of the Board of Directors, we invite you to attend the SPX Corporation 2020 Annual Meeting of Stockholders on May 14, 2020, at 8:00 a.m. (Eastern Time). This year's meeting will be held by a virtual format, conducted via live webcast.

Another Milestone Year in 2019

SPX had another milestone year in 2019. Following a solid prior year performance, we significantly exceeded our initial financial targets for 2019. We grew adjusted earnings per share* by 22%, and cash generation from our core operations exceeded our adjusted net income for the third year in a row. Our project work in South Africa reached substantial completion; and, while disputes remain, we successfully achieved multiple end-of-project claims resolutions that reduced future risk.

Throughout the year, our businesses continued to position SPX for further growth with several new product introductions and channel initiatives that broadened our sales opportunities. We successfully completed three highly strategic acquisitions that accelerated and expanded our market opportunity; and, we continued to integrate acquisitions from the prior year. We also added several new leaders and expanded our board to ensure we have the right experience and expertise to keep our value creation journey moving forward.

Positioned to Continue Growth and Value Creation

The actions we have taken over the past few years have positioned SPX for sustainable earnings growth and value creation; and we see multiple opportunities to further broaden this potential. We are making investments to standardize best practices for continuous operational improvement throughout the company, and to leverage technology to facilitate engagement and education in the customer decision-making process. We also continue to invest in our employees by launching education and development initiatives to ensure that the next generation of leaders has the skills to execute our vision and strategy effectively.

While the COVID-19 virus has created current economic uncertainty, we are well positioned financially with a strong balance sheet and ample liquidity to support the company through this uncertain time as well as for further value creation initiatives. We also have a solid pipeline of prospects to strengthen our position and extend our growth opportunities throughout our HVAC and Detection & Measurement platforms.

Our team's achievements during 2019 were impressive and enabled us to enter this year a stronger and more profitable company. As we progress throughout this year, we are focused on broadening our market coverage within the key growth areas of our portfolio, and on extending our platforms into attractive adjacencies where we believe we have a strategic advantage. Our goals for 2020 reflect a high level of expectations for our team, and our commitment to delivering the high level of performance that investors have come to expect from our company.

Meeting Attendance and Voting

All SPX stockholders of record at the close of business on March 19, 2020, are entitled to vote on the matters listed at the Annual Meeting. **To ensure that your shares will be represented, we ask you to vote by telephone, mail, or over the internet as soon as possible.**

On behalf of the Board of Directors and our leadership team, we would like to express our appreciation for your continued interest in the business of SPX.

Sincerely,

Patrick O'Leary
Chairman of the Board of Directors

Gene Lowe
President and Chief Executive Officer

---

* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.



SPX CORPORATION
13320-A Ballantyne Corporate Place
Charlotte, North Carolina 28277

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Thursday, May 14, 2020
8:00 a.m. (Eastern Time)

Virtually via live webcast at www.meetingcenter.io/235805813.

The password for the meeting is SPXC2020. There is no physical location for the Annual Meeting. Further information regarding attendance, including how to access the virtual meeting, is set forth in the "Question and Answers" section of this proxy statement.

Agenda

The principal business of the Annual Meeting will be to:

1. Elect the three nominees named in our Proxy Statement to serve as directors until our 2023 Annual Meeting;

2. Approve our named executive officers' compensation, on a non-binding advisory basis;

3. Ratify our Audit Committee's appointment of our independent registered public accounting firm for 2020; and

4. Transact any other business properly brought before the meeting or any adjournment thereof.

Record Date

March 19, 2020

You may vote during the virtual Annual Meeting or by proxy if you were a stockholder of record at the close of business on March 19, 2020. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

Proxy Materials

This year, we are again electronically disseminating Annual Meeting materials to some of our stockholders, as permitted under the "Notice and Access" rules approved by the Securities and Exchange Commission. Stockholders for whom Notice and Access applies will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access Annual Meeting materials via the internet. The Notice also provides instructions on how to obtain paper copies if preferred.

By Order of the Board of Directors,

John W. Nurkin
Vice President, General Counsel and Secretary

Approximate Date of Mailing of Proxy Materials or Notice of Internet Availability:
April 2, 2020



SPX CORPORATION

Proxy Statement
Annual Meeting of Stockholders

The Annual Meeting of our stockholders will be held at 8:00 a.m. (Eastern Time), on Thursday, May 14, 2020, virtually on the internet.

You will be able to attend the Annual Meeting, vote and submit questions during the meeting by visiting www.meetingcenter.io/235805813.

We are furnishing this Proxy Statement to our stockholders of record as of March 19, 2020 in connection with the solicitation of proxies by our Board of Directors for the 2020 Annual Meeting of Stockholders on that date and any adjournment or postponement of the meeting.

Our 2019 Annual Report to Stockholders, without exhibits, accompanies this Proxy Statement. You may obtain a copy of the exhibits described in the Form 10-K for a fee upon request. Please contact Paul Clegg, Vice President, Investor Relations and Communications, SPX Corporation, 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277.

> **Important Notice Regarding the Availability of Proxy Materials**
> **for the 2020 Annual Meeting of Stockholders:**
>
> **The Notice of Annual Meeting, Proxy Statement, and our 2019 Annual Report**
> **to Stockholders are available electronically at**
> **www.envisionreports.com/SPXC (for stockholders of record) or**
> **www.edocumentview.com/SPXC (for all other stockholders).**

Certain statements in this Proxy Statement are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. The words "believe," "expect," "anticipate," "project" and similar expressions identify forward-looking statements. Please read these forward-looking statements in conjunction with the company's annual report on Form 10-K included in the accompanying 2019 Annual Report. These materials identify important risk factors and other uncertainties that could cause actual results to differ from those contained in the forward-looking statements. Actual results may differ materially from these statements. Although the company believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. In addition, estimates of future operating results are based on the company's current complement of businesses, which is subject to change.

TABLE OF CONTENTS

MEETING AND VOTING HIGHLIGHTS   **i**

CORPORATE GOVERNANCE   **1**

DIRECTOR COMPENSATION   **8**

  Director Compensation Table 9

PROPOSAL 1: ELECTION OF DIRECTORS   **10**

  Nominees for Election 10
  Directors Continuing to Serve 12
  Director and Nominee Skills and Experience 15

OWNERSHIP OF COMMON STOCK   **16**

  Stock Ownership Guidelines 16
  Ownership of Common Stock 17
    Directors and Executive Officers 17
    Principal Stockholders 18
  Section 16(a) Beneficial Ownership Reporting Compliance 18

EXECUTIVE COMPENSATION   **19**

  Compensation Discussion and Analysis 19
  Risk Analysis 30
  Compensation Committee Report 31
  Compensation Tables 32
    Summary Compensation Table 32
    Grants of Plan-Based Awards 35
    Outstanding Equity Awards at Fiscal Year-End 36
    Option Exercises and Stock Vested 37
    Nonqualified Deferred Compensation 38
    Potential Payments Upon Termination or Change-in-Control 39
  Equity Compensation Plan Information 42

PROPOSAL 2: APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY")   **43**

AUDIT MATTERS   **44**

  Audit Committee Report 44
  Other Audit Information 45
    Audit and Non-Audit Fee Table 45
    Pre-Approval by Audit Committee 45

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   **46**

QUESTIONS AND ANSWERS   **47**

  Proxy Materials 47
  Annual Meeting 47
  Voting and Quorum 48
  Communications and Stockholder Proposals 50

APPENDIX A – RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES   **A-1**

MEETING AND VOTING HIGHLIGHTS

This summary highlights information about SPX Corporation ("Company," "SPX," "we," "our," or "us"), vote recommendations of our Board of Directors ("Board"), and certain information contained elsewhere in this proxy statement ("Proxy Statement") for the Company's 2020 Annual Meeting of Stockholders ("Annual Meeting" or "meeting"). This summary does not contain all of the information that you should consider in voting your shares. Before voting, you should carefully read the entire Proxy Statement and our 2019 Annual Report to Stockholders.

Annual Meeting

Time and Date: 8:00 a.m. (Eastern Time), Thursday, May 14, 2020

Place: Virtually via the internet at:
www.meetingcenter.io/235805813
Meeting Password: SPXC2020

Record Date: March 19, 2020

Purpose of Meeting and Board Recommendations

Proposals	Board Vote Recommendation	Votes Required for Approval	Page Reference
Proposal 1: Election of Directors	FOR each nominee	Majority of votes cast	10
Proposal 2: Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis ("Say-on-Pay")	FOR	Majority of votes cast	43
Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm	FOR	Majority of shares present or represented by proxy and entitled to vote	46

The Board strongly encourages you to exercise your right to vote on these matters. Your vote is important.

Who May Vote

Holders of SPX common stock whose shares are recorded directly in their names in our stock register ("stockholders of record") at the close of business on March 19, 2020, may vote their shares on the matters to be acted upon at the meeting. Stockholders who hold shares of our common stock in "street name," that is, through an account with a broker, bank, trustee, or other holder of record, as of such date may direct the holder of record how to vote their shares at the meeting by following the instructions that they receive from the holder of record.

A list of stockholders entitled to vote at the meeting will be available for examination at our principal executive offices located at 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277, for a period of at least ten days prior to the Annual Meeting and during the meeting. The stock register will not be closed between the record date and the date of the meeting.

How to Vote

How to Vote		Stockholders of Record*	Street Name Holders†
MOBILE DEVICE	Scan the QR Code to vote using your mobile device:		Refer to voting instruction form.
INTERNET	Visit the applicable voting website:	www.envisionreports.com/SPXC	www.proxyvote.com
TELEPHONE	Within the United States, U.S. Territories, and Canada, on touch-tone telephone, call toll free:	1-800-652-VOTE (8683)	Refer to voting instruction form.
MAIL	Complete, sign, and mail your proxy card or voting instruction form in the self-addressed envelope provided.		
MEETING	For instructions on attending and voting during the Annual Meeting virtually on the internet, please see below and page 53.		

* You hold shares registered in your name with SPX's transfer agent, Computershare, or you are an Employee Benefit Plan Participant.

† You hold shares held through a broker, bank, trustee, or other holder of record.

To allow sufficient time for voting, your voting instructions must be received by 11:59 p.m. (Eastern Time) on May 13, 2020, if you are not voting at the meeting.

Admission to Meeting

The Annual Meeting will be held solely as a virtual meeting live via the Internet. You will be able to attend the Annual Meeting via live webcast by visiting the Company's virtual meeting website (www.meetingcenter.io/235805813) at the meeting time. Upon visiting the meeting website, you will be prompted to enter your 15-digit control number provided on your Notice of Internet Availability of Proxy Materials or proxy card you received with your proxy materials.

If you hold your shares in street name, in order to join the virtual meeting as a stockholder and be able to vote and submit questions during the Annual Meeting, you will need to contact your broker, bank or other holder to receive proof of your beneficial ownership and submit such proof, along with your name and email information, to Computershare in advance of the Annual Meeting no later than 5:00 pm ET on May 8, 2020, which may be submitted via email to legalproxy@computershare.com, or via mail to Computershare, SPX Corporation Legal Proxy, P.O. Box 43001, Providence, Rhode Island 02940-3001. Upon receipt of such beneficial ownership proof, Computershare will then register you for attendance at the virtual meeting and provide you with registration information needed to join the meeting as a stockholder.

Additional Information

More detailed information about the Annual Meeting and voting can be found in "Questions and Answers" beginning on page 47.

CORPORATE GOVERNANCE

CODE OF ETHICS AND BUSINESS CONDUCT

We have adopted a Code of Ethics and Business Conduct that applies to all our directors, officers, and employees, including our chief executive officer and senior financial and accounting officers. Our Code of Ethics and Business Conduct requires each director, officer, and employee to avoid conflicts of interest; comply with all laws and other legal requirements; conduct business in an honest and ethical manner; and otherwise act with integrity and in the best interest of our Company and our stockholders. In addition, our Code of Ethics and Business Conduct acknowledges special ethical obligations for financial reporting. We maintain a current copy of our Code of Ethics and Business Conduct, and we will promptly post any amendments to or waivers of our Code of Ethics and Business Conduct regarding our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Commitment to Ethics and Compliance."

CORPORATE GOVERNANCE GUIDELINES

As part of its ongoing commitment to good corporate governance, the Board has codified its corporate governance practices into a set of Corporate Governance Guidelines. These guidelines assist the Board in the exercise of its responsibilities and may be amended by the Board from time to time. Our Corporate Governance Guidelines are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance."

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a substantial majority of the Board meet the independence requirements of the listing standards of the New York Stock Exchange ("NYSE"). At least annually, our Board reviews whether each of our directors is independent. The Board has adopted Independence Standards to help guide it in this process. Our Independence Standards are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance." Based on its most recent annual review, the Board has concluded that Patrick J. O'Leary, Ricky D. Puckett, David A. Roberts, Meenal A. Sethna, Ruth G. Shaw, Robert B. Toth, and Tana L. Utley are independent, as defined in our Independence Standards and the listing standards of the NYSE. The Board has concluded that Eugene J. Lowe, SPX's President and Chief Executive Officer ("CEO"), is not independent as defined in our Independence Standards and the listing standards of the NYSE.

The non-employee members of the Board meet regularly in executive session without management. In addition, the non-employee members of the Board meet in executive session on a regular basis with the CEO and such other management as the Board deems appropriate.

CHARITABLE CONTRIBUTIONS

It is the policy of the Board that no officer or director shall solicit contributions for charities from other officers or directors or directly from SPX if the director or officer soliciting the contributions personally controls the charity. In addition, no officer or director shall solicit contributions from other officers or directors for charities controlled by SPX.

From time to time, SPX may make contributions to charitable organizations for which a member of our Board or one of our executive officers serves as a director or officer. In the past three fiscal years, however, the amount of any of these contributions in any single fiscal year has not exceeded the greater of (1) $1 million or (2) 2% of the charitable organization's consolidated gross revenues.

RISK OVERSIGHT

The Board exercises overall risk governance at SPX, with committees taking the lead in discrete areas of risk oversight. For example, the Audit Committee is primarily responsible for risk oversight relating to financial statements; the Compensation Committee is primarily responsible for risk oversight relating to executive compensation; and the Nominating and Governance Committee is primarily responsible for risk oversight relating to corporate governance. Committees report to the Board on risk management matters.

Management presents to the Audit Committee its view of the principal risks facing SPX in a dedicated "enterprise risk management" presentation at least once a year. Matters such as risk tolerance and management of risk are also discussed at this meeting. Further, management periodically reviews with the Audit Committee our major risk exposures, identified through

the enterprise risk management process, as well as the steps management has taken to monitor and control such exposures.

We conduct an annual in-depth review of the risks associated with our incentive-based agreements and practices, and management presents to the Compensation Committee its view on such risks. In 2019, we again determined that the risks associated with these arrangements are appropriate. See "Risk Analysis," on page 30, for further discussion.

In addition, the Board explicitly addresses risk in a wide range of Board discussions, including those relating to segment or business unit activities; specific corporate functions (such as treasury, tax, capital allocation, legal, etc.); legacy asbestos liabilities; cybersecurity; claims related to our South African operations, ongoing litigation, and consideration of extraordinary transactions. In addition to the Board's active role in these discussions, the Board has full access to management, as well as the ability to engage advisors, in order to assist it in its risk oversight role.

STRATEGIC PLANNING

Our Board meets regularly to discuss the strategic direction and the issues and opportunities facing our Company. Our Board has been instrumental in determining our next steps as we focus on growth with an emphasis on strengthening our current complement of businesses.

- *Constant Focus on Strategy*: Throughout the year, our Board provides guidance to management on strategy and helps to refine business plans to implement the strategy.

- *Detailed Annual Review of Strategy*: Each year, typically during the third quarter, the Board holds an extensive meeting with senior management dedicated to discussing and reviewing our long-term business plans and overall corporate strategy. As part of this meeting, our CEO leads a discussion of potential growth opportunities, key risks to the plans and strategy, and mitigation plans and activities.

Furthermore, in setting our business strategy, the Board plays a critical role in determining the types and appropriate levels of risk undertaken by the Company.

COMMUNICATIONS WITH DIRECTORS

Interested parties may communicate with any of our non-employee directors by writing to the director in care of our Corporate Secretary at our address shown on the Notice of Annual Meeting of Stockholders accompanying this Proxy Statement. In accordance with the policy adopted by our non-employee directors, our Corporate Secretary will promptly relay to the addressee all communications that he determines require prompt attention by a non-employee director and will regularly provide the non-employee directors with a summary of all substantive communications.

DIRECTOR NOMINEES, QUALIFICATIONS, AND DIVERSITY

The Nominating and Governance Committee is responsible for proposing director nominees and will consider director nominee recommendations offered by stockholders in accordance with our By-laws. The Nominating and Governance Committee selects individuals as director nominees based on the following:

- Business and professional accomplishments;

- Integrity;

- Demonstrated ability to make independent analytical inquiries;

- Ability to understand our businesses;

- Absence of conflicts of interest;

- Willingness to devote the necessary time to Board duties; and

- Alignment of skills with those identified by the Board as desirable for the advancement of the Company; for more details on such identified areas, see our skills matrix under "Director and Nominee Skills and Experience" on page 15.

The Board and the Nominating and Governance Committee require each director to have a proven record of success and leadership. In order to maintain appropriate flexibility to adjust to evolving needs, neither the Board nor the Nominating and Governance Committee has set minimum requirements with respect to age, education, or years of business experience or

has designated specific expertise required for directors. Rather, the Nominating and Governance Committee seeks to structure the Board so that it consists of a diverse group of individuals, each with a unique combination of skills, experience, and background. The Nominating and Governance Committee has no set diversity policy or targets, but places what it believes to be appropriate emphasis on certain skills, experience, and background that it determines adds, or would add, value to our Board. Knowledge of our industries and strategic perspective, as well as financial expertise and experience with business development, mergers and acquisitions, are examples of attributes that our Board and the Nominating and Governance Committee consider important. The Nominating and Governance Committee also considers effective interaction among Board members and between the Board and management to be crucial factors in considering individuals for nomination.

The Nominating and Governance Committee considers the criteria listed above at least each time the director is re-nominated for Board membership. At such times as the Board and the Nominating and Governance Committee determine there is a need to add or replace a director, the Nominating and Governance Committee identifies director candidates through references from its members, other directors, management, or outside search firms, if appropriate. The Nominating and Governance Committee applies the same process and standards to the evaluation of each potential director nominee, regardless of whether he or she is recommended by one or more stockholders or is identified by some other method.

Any stockholder who wishes to recommend an individual for consideration by the Nominating and Governance Committee should provide written notice of the recommendation to our Corporate Secretary at our address on the cover of this Proxy Statement. Such notice must be accompanied by certain disclosures, including written information about the recommended nominee's business experience and background, and documentation required under our By-laws for stockholder nominations of directors, as well as a consent in writing signed by the recommended nominee that he or she is willing to be considered as a nominee and, if nominated and elected, that he or she will serve as a director. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

Once the Nominating and Governance Committee identifies a director candidate, directors and members of management interview the candidate. Following that process, the Nominating and Governance Committee and the Board determine whether to nominate the candidate for election at an annual meeting of stockholders or, if applicable, to appoint the candidate as a director. Any such nomination or appointment is subject to acceptance by the candidate. Our By-laws require that any director appointed to the Board other than at an annual meeting of stockholders be submitted for election by our stockholders at the next annual meeting.

DIRECTOR ELECTION

In uncontested elections, we elect directors by majority vote. Under this voting standard the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election, directors are elected by a plurality of the votes represented in person or by proxy at the meeting. An election is contested if the number of nominees exceeds the number of directors to be elected. Whether or not an election is contested is determined ten days in advance of the date we file our definitive proxy statement with the Securities and Exchange Commission ("SEC"). This year's election is uncontested. Accordingly, the majority vote standard will apply.

If a nominee already serving as a director is not elected at an annual meeting, then the law of the State of Delaware (SPX's state of organization) provides that the director will continue to serve on the Board as a "holdover director" until his or her successor is elected. Our Nominating and Governance Committee, however, has established procedures in our Corporate Governance Guidelines requiring directors to tender to the Board advance resignations. The Board will nominate for election or re-election as a director only those candidates who agree to tender, promptly following each annual meeting of stockholders at which they are subject to re-election as a director, irrevocable resignations that will be effective only if (1) the director fails to receive a sufficient number of votes for re-election at the next annual meeting of stockholders at which he or she faces re-election, and (2) the Board accepts the resignation. In addition, the Board will fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this provision.

In the event a resignation is triggered as a result of a director failing to receive sufficient votes, the Nominating and Governance Committee will consider the resignation and make a recommendation to the Board on whether to accept or reject it, or whether other action should be taken. The Board will consider the Nominating and Governance Committee's

recommendation and publicly disclose its decision and the rationale behind it in a Current Report on Form 8-K filed with the SEC within 90 days from the date of certification of the election results.

ATTENDANCE AT ANNUAL MEETING

It is our policy to invite all members of our Board to attend our Annual Meeting. While their attendance is not required, all but one of our directors serving at the time of our last Annual Meeting attended that meeting.

INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has retained Pearl Meyer as its sole independent compensation consultant. Pearl Meyer does not provide any services to our Company other than advice to and services for the Compensation Committee relating to compensation of all executives and the Nominating and Governance Committee relating to compensation of our non-employee directors. The independent compensation consultant may provide other consulting services to SPX, on a limited basis and only with approval from the Compensation Committee or the Nominating and Governance Committee. The Compensation Committee reviews services provided by its independent compensation consultant on at least an annual basis.

The independent compensation consultant:

- Assesses data relating to executive pay levels and structure;

- Reviews design and recommendations for annual and long-term incentive plans;

- Conducts risk assessment of the Company's executive incentive plans;

- Works with management to develop management's recommendations to the appropriate committee on compensation amounts and structure for all directors and executive officers other than the President and CEO;

- Presents to the Compensation Committee recommendations on compensation amounts and structure for the President and CEO;

- Presents to the Nominating and Governance Committee recommendations on compensation amounts and structure for the non-employee directors;

- Reviews and provides analysis to the Compensation Committee on management's recommendations relating to executive officer compensation;

- Recommends the list of peer companies against which we benchmark our executive officer and director compensation for approval by the Compensation Committee;

- Reviews and supports preparation of compensation-related proxy statement disclosures;

- Consults on CEO Pay Ratio process and disclosure; and

- Advises the relevant committee on regulatory, market practices, and other trends and developments in the area of executive and director compensation.

The Compensation Committee has directed the independent compensation consultant to collaborate with management, including our human resources function, to obtain data, clarify information, and review preliminary recommendations prior to the time they are shared with the relevant committee. The Compensation Committee has considered the independence of Pearl Meyer in light of SEC rules, NYSE listing standards, and the requirements of the Compensation Committee Charter. The Compensation Committee requested and received a letter from Pearl Meyer addressing relationships with and the independence of Pearl Meyer and the Pearl Meyer senior advisor involved in the engagement. In addition to this information, the Compensation Committee noted the following protocols designed to help ensure objectivity:

- The consultant reports directly to the Compensation Committee or, in the case of matters relating to non-employee director compensation, to the Nominating and Governance Committee;

- Only the Compensation Committee and the Nominating and Governance Committee have the authority to retain or terminate the consultant with respect to services provided to the relevant committee; and

- The consultant meets as needed with committee members, without the presence of management.

The Compensation Committee concluded that the work performed by Pearl Meyer and Pearl Meyer's senior advisor involved in the engagement did not raise any conflict of interest and that each was independent.

CONSIDERATION OF RELATED-PARTY TRANSACTIONS

Pursuant to its charter and a written related-party policy, the Audit Committee is charged with reviewing and approving any related-party transactions. A related-party transaction is a transaction involving SPX and any of the following persons: a director, director nominee, or executive officer of SPX; a holder of more than 5% of SPX common stock; or an immediate family member or person sharing the household of any of these persons. When considering a transaction, the Audit Committee is required to review all relevant factors, including whether the transaction is in the best interest of our Company; our Company's rationale for entering into the transaction; alternatives to the transaction; whether the transaction is on terms at least as fair to our Company as would be the case were the transaction entered into with a third party; potential for an actual or apparent conflict of interest; and the extent of the related party's interest in the transaction.

BOARD LEADERSHIP STRUCTURE

Our governance documents provide the Board with flexibility to select the leadership structure that is most appropriate for the Company and its stockholders in consideration of then-current circumstances. The Board regularly evaluates the Company's leadership structure and has concluded that the Company and its stockholders are best served by not having a formal policy regarding whether the same individual should serve as both Chairman of the Board and CEO. This approach allows the Board to elect the most qualified director as Chairman of the Board while also maintaining the ability to combine or separate the Chairman of the Board and CEO roles when necessary or appropriate. We currently separate the positions of Chairman of the Board and CEO.

Currently, Eugene J. Lowe, III, serves as our President and CEO, a position he has held since September 26, 2015. In this role, Mr. Lowe is responsible for managing the day-to-day operations of the Company and for planning, formulating, and coordinating the development and execution of our corporate strategy, policies, goals, and objectives. Mr. Lowe is accountable for Company performance and reports directly to the Board.

Patrick J. O'Leary has served as our non-employee Chairman of the Board since September 26, 2015. In this role, Mr. O'Leary's responsibilities include the following:

- Serving as a resource to the President and CEO in connection with strategic planning and other matters of strategic importance to the Company;

- Receiving reports from the President and CEO, organizing and facilitating the President and CEO evaluation process, and providing ongoing, constructive feedback to the President and CEO;

- Consulting with the President and CEO regarding the Company's relations and communications with stockholders of the Company, analysts, and the investor community;

- Chairing meetings of the Board;

- Setting the schedule and agenda for Board meetings in consultation with the President and CEO;

- Determining the information that is sent to the Board in consultation with the President and CEO;

- Presiding over the executive sessions and other meetings of the non-employee directors; and

- Communicating the results of meetings of the non-employee directors to the President and CEO and other members of management, as appropriate.

Our Corporate Governance Guidelines provide that in the event the Board determines that the same individual should again serve as both Chairman of the Board and CEO, the Board will appoint an independent director to serve as Lead Director. In that circumstance, the Lead Director would serve as the principal liaison between the independent directors and the Chairman and CEO; chair meetings of non-employee directors; develop the Board's agenda in collaboration with the Chairman and CEO; and review and advise on the quality of the information provided to the Board.

The small size of our Board and the relationship between management and non-employee directors put each director in a position to influence agendas, the flow of information, and other matters. Our non-employee directors meet regularly in private session, without management, as part of our Board meetings and can also call additional meetings of the non-employee directors at their discretion.

The Board believes that its current leadership structure provides an appropriate balance among strategy development, operational execution, and independent oversight, and that this structure is currently in the best interests of the Company and its stockholders.

BOARD COMMITTEES

The Board met four times in 2019. The Board currently has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Each director attended at least 75% of the meetings of the Board and of the committees on which he or she served in 2019, during his or her period of service. Each committee has adopted a charter that specifies the composition and responsibilities of the committee. Each committee charter is posted on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

The table below provides 2019 membership and meeting information for each of the Board committees.

Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee
Ricky D. Puckett	Chair	X	X
David A. Roberts	X	Chair	X
Meenal A. Sethna	X		
Ruth G. Shaw	X	X	Chair
Robert B. Toth		X	
Tana L. Utley	X		
Number of Meetings	6	5	4

AUDIT COMMITTEE

Membership

The Board has determined that each member of the Audit Committee is independent in accordance with our Audit Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Audit Committee has a working familiarity with basic finance and accounting practices, including the ability to read and understand financial statements. Finally, the Board has determined that each of Mr. Puckett and Ms. Sethna is an "audit committee financial expert" under the rules of the SEC and has accounting and/or related financial management expertise, as required by the listing standards of the NYSE.

Function

The Audit Committee is responsible for ensuring the integrity of the financial information reported by our Company. The Audit Committee appoints the independent registered public accounting firm, approves the scope of audits performed by it and by the internal audit staff, and reviews the results of those audits. The Audit Committee also meets with management, the Company's independent registered public accounting firm, and the internal audit staff to review audit and non-audit results, as well as financial, cybersecurity, accounting, compliance, and internal control matters. In addition, the Board has delegated oversight of the Company's enterprise risk management program to the Audit Committee.

Additional information on the Audit Committee and its activities is set forth in the "Audit Committee Report" on page 44.

COMPENSATION COMMITTEE

Membership

The Board has determined that each member of the Compensation Committee is independent in accordance with our Compensation Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Compensation Committee meets the "non-employee director" requirements as defined under Section 16(a) of the Securities Exchange Act of 1934, as amended.

Function

The Compensation Committee sets the compensation for our executive officers, including agreements with our executive officers, equity grants, and other awards, and makes recommendations to the Board on these same matters for our CEO. The Compensation Committee receives input regarding compensation for our executive officers, including proposed compensation, from its independent compensation consultant, as well as from our CEO for his direct reports. The Compensation Committee has delegated to our CEO the authority to issue one-time equity grants of up to $50,000 per individual and $250,000 in the aggregate annually to non-officer employees.

The Compensation Committee has the authority under its charter to retain, terminate, and set fees and retention terms for its independent compensation consultant or such other outside advisors as it deems necessary or appropriate in its sole discretion. The Compensation Committee reviews outside consultants and advisors on at least an annual basis to determine objectivity and review performance, including a review of the total fees paid to such consultants and advisors.

Additional information on the Compensation Committee, its activities, and its relationship with its independent compensation consultant, and on management's role in setting compensation, is set forth in "Compensation Discussion and Analysis," beginning on page 19, and "Corporate Governance—Independent Compensation Consultant," beginning on page 4.

NOMINATING AND GOVERNANCE COMMITTEE

Membership

The Board has determined that each member of the Nominating and Governance Committee is independent in accordance with our Nominating and Governance Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the listing standards of the NYSE.

Function

The Nominating and Governance Committee assists the Board in identifying qualified individuals to become Board members and by recommending director nominees to the Board; develops and recommends to the Board our Corporate Governance Guidelines; leads the Board in its annual review of the Board's performance; evaluates and recommends training topics for directors and the Board; and makes recommendations to the Board regarding the compensation of non-employee directors and the assignment of individual directors to various committees. The Nominating and Governance Committee also approves equity awards for non-employee directors, subject to Board approval.

DIRECTOR COMPENSATION

Annual Compensation

Our non-employee directors receive the following compensation:

Annual Cash Retainer	$ 75,000
Annual Equity Grant of Restricted Stock Units	$130,000
Additional Cash Fees:	
Chairman of the Board	$125,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating and Governance Committee Chair	$ 10,000

We pay the annual cash retainer and any applicable additional cash fees to our non-employee directors in equal quarterly installments, paid in arrears. The portion of cash compensation for a director who has a partial quarter of service (due to joining or leaving the Board, or beginning or ending service as Chairman or a Committee Chair, during the quarter) is pro-rated. We do not pay meeting fees or additional compensation to directors for special meetings.

The annual equity grant of restricted stock units ("RSU") is made under the SPX Corporation 2019 Stock Compensation Plan (the "2019 Stock Plan"). The number of RSUs awarded is calculated by dividing the $130,000 annual equity retainer by the closing price of the Company's stock on the date of grant and rounding up to a full share. The RSU award is granted in connection with our Annual Meeting and vests the day before the following annual meeting. Vesting is subject to the director's continued service on our Board through such vesting date. The annual equity grant for a director who has a partial year of service (due to joining the Board during the year) is pro-rated.

Our non-employee directors have the option to defer settlement and payout of vested RSU grants until six months after separating from service on our Board (or, if earlier, a Change in Control as defined in the 2019 Stock Plan). A non-employee director must generally make such deferral election in the year prior to the grant of the RSU award.

We do not currently pay dividends or dividend equivalents with respect to the RSUs.

Directors who are SPX employees receive no compensation for their service as directors. Mr. Lowe, our President and CEO, received no compensation for his service as a director in 2019.

OTHER BENEFITS

Matching Gifts Program

We will make matching donations for qualified charitable contributions for any non-employee director up to a total of $10,000 per year.

Travel Reimbursements

We reimburse non-employee directors for the reasonable expenses of attending Board and committee meetings and for expenses associated with director training and development. From time to time, a director's spouse may accompany the director to certain business functions, and tax laws may require the incremental costs associated with the spouse's attendance to be imputed as income to the director. On occasion, a director's spouse may accompany a director when he or she travels on our corporate aircraft for Board-related business; in such instances, the value of the spouse's travel is imputed as income to the director (determined under the U.S. Department of Transportation's standard industry fare level ("SIFL")).

COMPENSATION EVALUATION PRACTICES

The Nominating and Governance Committee periodically reviews non-employee director compensation and makes recommendations to the Board. The Nominating and Governance Committee evaluates our non-employee director compensation against our peer companies and consults with our independent compensation consultant when reviewing compensation amounts and structure.

STOCK OWNERSHIP GUIDELINES

Our Stock Ownership Guidelines are designed to help ensure that our directors are engaged and have interests closely aligned with those of our long-term stockholders. We request that all non-employee directors achieve holdings in Company stock of three times the annual cash retainer within five years of his or her date of appointment as a director. All of our directors were in compliance with these requirements as of March 19, 2020. For additional information on our Stock Ownership Guidelines, see "Stock Ownership Guidelines," beginning on page 16.

Director Compensation Table

The following table summarizes the compensation of our non-employee directors who served during 2019.

Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Patrick J. O'Leary	$200,000[a]	$130,026	$ 10,000	$340,026
Ricky D. Puckett	$ 95,000[b]	$130,026	$ 10,000	$235,026
David A. Roberts	$ 90,000[c]	$130,026	$ —	$220,026
Meenal A. Sethna	$ 18,750[d]	$ 65,023	$ 4,000	$ 87,773
Ruth G. Shaw	$ 85,000[e]	$130,026	$ 10,000	$225,026
Robert B. Toth	$ 75,000	$130,026	$ 3,000	$208,026
Tana L. Utley	$ 75,000	$130,026	$ —	$205,026

(1)   Represents annual retainer of $75,000. In addition:

    (a) Mr. O'Leary's fees include $125,000, representing the additional fee for serving as Chairman of the Board.

    (b) Mr. Puckett's fees include $20,000, representing the additional fee for serving as Audit Committee Chair.

    (c) Mr. Roberts's fees include $15,000, representing the additional fee for serving as Compensation Committee Chair.

    (d) Ms. Sethna's annual retainer is pro-rated for service beginning October 1, 2019.

    (e) Dr. Shaw's fees include $10,000, representing the additional fee for serving as Nominating and Governance Committee Chair.

(2)   On May 10, 2019, each non-employee director received a RSU grant with a grant date fair value of $130,026. As of December 31, 2019, Mr. O'Leary, Mr. Puckett, Mr. Roberts, Dr. Shaw, Mr. Toth, and Ms. Utley held 3,963 RSUs that vest the day before the next annual meeting following the grant date. On October 1, 2019, Ms. Sethna received a pro-rated initial RSU grant with a grant date fair value of $65,023 for her appointment to the Board on October 1, 2019. As of December 31, 2019, she held 1,663 RSUs that vest the day before the next annual meeting following the grant date.

(3)   Represents matching donations for qualified charitable contributions for Mr. O'Leary, Mr. Puckett, Ms. Sethna, Dr. Shaw, and Mr. Toth.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board currently consists of eight directors. The directors are divided into three classes. There are currently three directors in the first class, three directors in the second class, and two directors in the third class.

At this Annual Meeting, you will be asked to elect three directors to the second class, Mr. Puckett, Ms. Sethna, and Ms. Utley. Dr. Shaw and Mr. Toth were elected to the third class by our stockholders at our 2018 Annual Meeting of Stockholders, and Mr. Lowe, Mr. O'Leary, and Mr. Roberts were elected to the first class at our 2019 Annual Meeting of Stockholders, and they will continue to serve on the Board as described below.

Each of the director nominees is a current SPX director and, if elected, will serve for the term as described below until a qualified successor director has been elected or until he or she resigns, retires, or is removed by the stockholders for cause. Ms. Sethna was first elected as a director in October 2019 by the Board when the size of the Board was expanded from seven to eight. She was first identified to the Board and the Nominating and Governance Committee by a third-party search firm engaged by the Nominating and Governance Committee.

Each director nominee has agreed to tender, promptly following his or her election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board, in accordance with our Corporate Governance Guidelines.

Your shares will be voted as you specify on the proxy card that accompanies this Proxy Statement. If you do not specify how you want your shares voted, then we will vote them FOR the election of each of Mr. Puckett, Ms. Sethna, and Ms. Utley. If unforeseen circumstances (such as death or disability of the nominee) make it necessary for the Board to substitute another person for any of the nominees, then your shares will be voted FOR that other person. The Board does not anticipate that any of the nominees will be unable to serve.

Nominees for Election to Serve Until 2023 Annual Meeting



Rick Puckett

Retired Executive
Vice President, CFO
Treasurer and Chief
Administrative Officer of
Snyder's-Lance, Inc.
Age: 66
Director since: 2015
Committees:
- Audit (Chair)
- Compensation
- Nom. & Gov.

PROFESSIONAL HIGHLIGHTS

Ricky D. Puckett, 66, retired in December 2017 from Snyder's-Lance, Inc., a snack foods manufacturer, where he had served as Executive Vice President, Chief Financial Officer and Treasurer since December 2010, adding the role of Chief Administrative Officer, with responsibility for Strategy, Information Technology, Human Resources, and Legal, in addition to Finance and Treasury, in 2014. Mr. Puckett served as Executive Vice President, Chief Financial Officer and Treasurer of Lance, Inc., from 2006 until its merger with Snyder's-Lance, Inc. in 2010. Prior to joining Lance, Inc., Mr. Puckett served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to 2006; and as Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., from 2003 to 2005. Mr. Puckett is currently a director of, and serves as audit committee chair for, Whitehorse Finance, Inc.; he also serves on the board of Driven Brands Inc., and Pet Retail Brands, both privately held companies. He served on the board of the North Carolina Blumenthal Performing Arts Center for eleven years, including three years as chair, and the Wake Forest Graduate School in Charlotte. Mr. Puckett was "Father of the Year" for the American Diabetes Association and "Pink Tie Guy" for Komen Charlotte. He is a Certified Public Accountant and received his bachelor degree in Accounting and his MBA from the University of Kentucky.

SKILLS AND QUALIFICATIONS

Mr. Puckett brings extensive accounting and financial experience, including financial strategy and governance to our Board. In addition, he offers a deep understanding of mergers and acquisitions; strategic planning and analysis; commodity risk management; strategic information technology; organizational development; human resources and compensation management; and investor relations.



Meenal Sethna

Executive Vice President and Chief Financial Officer for Littelfuse
Age: 50
Director since: 2019
Committees:
• Audit

PROFESSIONAL HIGHLIGHTS

Meenal A. Sethna, 50, has served as Executive Vice President and Chief Financial Officer, for Littelfuse, a global manufacturer of leading technologies in circuit protection, power control and sensing since 2016, and joined the company in 2015. She currently leads the company's finance organization, including all aspects of accounting and reporting, financial planning and analysis, treasury, tax, internal audit, and investor relations. She also has leadership for the company's digital and information technology organization, enabling improved business performance and efficiency, with an ongoing focus on operational governance and security. Ms. Sethna served four years at Illinois Tool Works as Vice President and Corporate Controller. Previous to that, she worked at Motorola Inc., most recently as Vice President, Finance. She began her career at Baxter International, holding a variety of finance roles during her tenure. Ms. Sethna received her bachelors degree in Finance from the University of Illinois – Urbana and her MBA from the Kellogg Graduate School of Management at Northwestern University. She is a Certified Public Accountant in Illinois.

SKILLS AND QUALIFICATIONS

Ms. Sethna brings a rich background in accounting and finance to our Board. In addition, she has deep experience in strategic planning; business growth; investor relations; risk management; and information technology.



Tana Utley

Vice President of Large Power Systems Division at Caterpillar Inc.
Age: 56
Director since: 2015
Committees:
• Audit

PROFESSIONAL HIGHLIGHTS

Tana L. Utley, 56, has served as Vice President of the Large Power Systems Division at Caterpillar Inc., a manufacturer of construction and mining equipment, engines, turbines, and locomotives, since 2013. She was appointed an officer and as Chief Technology Officer of Caterpillar in 2007, having joined that company in 1986. Previously, she held a number of roles with Caterpillar, including a variety of engineering and general management positions. Ms. Utley has served in key engineering and leadership roles in the development of near-zero-emissions engines, and she has held general management positions in Caterpillar's components and engines businesses. She earned her bachelor degree in Mechanical Engineering from Bradley University and her M.S. in Management from the Massachusetts Institute of Technology.

SKILLS AND QUALIFICATIONS

Ms. Utley brings a wealth of knowledge in engineering, operations, continuous improvement, and implementation of new programs to our Board. Ms. Utley also brings a depth of understanding of technology and cybersecurity, multi-industrial manufacturing, and how to minimize the environmental impact of manufacturing companies.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS
A VOTE "**FOR**" EACH OF THE
DIRECTOR NOMINEES

Directors Continuing to Serve ~~Un~~til 2021 Annual Meeting



Ruth Shaw

Retired Group Executive
for Public Policy and
President of
Duke Nuclear

Age: 72
Director since: 2015
Committees:
- Nom. & Gov. (Chair)
- Audit
- Compensation

PROFESSIONAL HIGHLIGHTS

Ruth G. Shaw, 72, retired in 2007 from Duke Energy Corporation, an electricity and natural gas provider, and remained an Executive Advisor to the company until 2009. At Duke, she served as Group Executive for Public Policy and President, Duke Nuclear, from 2006 to 2007; President and Chief Executive Officer, Duke Power Company, from 2003 to 2006; Executive Vice President and Chief Administrative Officer from 1997 to 2003; and in various other roles from 1992 to 1997. She was also President of The Duke Energy Foundation from 1994 to 2003. Dr. Shaw is currently a director of DTE Energy and The Dow Chemical Company.; she also serves on the board of Southwire Company, LLC, a privately held company. Dr. Shaw previously served as a director of DowDuPont Inc.. She serves on the board of directors of the Foundation for the Carolinas, and has previously been a director and chair of the boards of the University of North Carolina Charlotte; the UNCC Charlotte Foundation; The Carolinas Thread Trail; the United Way of Central Carolinas; and the Arts & Science Council. She is a former member of the executive committees of the Nuclear Energy Institute and the Institute of Nuclear Power Operations. She earned her bachelor degree and M.A. from East Carolina University and her Ph.D. from the University of Texas at Austin.

SKILLS AND QUALIFICATIONS

Dr. Shaw contributes a deep understanding of the electric utility industry; corporate governance; human resources management; executive compensation; information technology; communications and public relations; environment, health and safety management; procurement; and diversity to our Board.



Bob Toth

Former Chairman, Chief
Executive Officer and
President, Polypore
International, Inc.

Age: 59
Director since: 2017
Committees:
- Compensation

PROFESSIONAL HIGHLIGHTS

Robert B. Toth, 59, has more than 30 years of experience in leadership roles at global industrial and manufacturing companies, as well as in private equity, most recently as a Managing Director at CCMP Capital Advisors, LLC from 2016 until 2019. Prior to CCMP, Bob served as the Chairman, Chief Executive Officer and President of Polypore International, Inc., a leading global high technology filtration company, where he optimized the business portfolio and positioned the company for accelerated growth, resulting in a substantial increase in enterprise value. Prior to Polypore, Bob served as President, Chief Executive Officer and Board Director of CP Kelco ApS, where he led the business through a comprehensive turnaround and successful sale. He also spent 19 years at Monsanto Company and its spin-off, Solutia Inc., where he held a variety of executive and managerial roles. Bob is currently a Director at Materion Corporation. He earned a bachelor degree in Industrial Management from Purdue University and MBA from the John M. Olin School of Business at Washington University, St. Louis, Missouri.

SKILLS AND QUALIFICATIONS

Mr. Toth contributes significant insight on mergers and acquisitions and on strategic portfolio management and related strategic and operational issues. Mr. Toth also brings extensive experience leading companies in the manufacturing sector, including knowledge and skills in senior management, finance, and operations.

Directors Continuing to Serve Until 2022 Annual Meeting



Gene Lowe

President and CEO of
SPX Corporation
Age: 52
Director since: 2015
Committees:
- None

PROFESSIONAL HIGHLIGHTS

Eugene J. Lowe, III, 52, has served as President and Chief Executive Officer of SPX Corporation since September 2015. He was appointed an officer of SPX in 2014 and previously served as Segment President, Thermal Equipment and Services, from 2013 to 2015; President, Global Evaporative Cooling, from 2010 to 2013; and Vice President of Global Business Development and Marketing, Thermal Equipment and Services, from 2008 to 2010. Prior to joining SPX, Mr. Lowe held positions with Milliken & Company, Lazard Technology Partners, Bain & Company, and Andersen Consulting. Mr. Lowe is currently a director of Federal Signal Corporation. He earned his bachelor degree in Management Science from Virginia Tech and his MBA from Dartmouth's Tuck School of Business.

SKILLS AND QUALIFICATIONS

Mr. Lowe brings valuable operations, strategic planning, marketing, and business development experience to our Board. As the only member of SPX management to serve on the Board, Mr. Lowe also contributes a level of understanding of our Company not easily attained by an outside director.



Patrick O'Leary

Retired Executive
Vice President, Finance,
Treasurer and CFO of
SPX Corporation
Age: 62
Director since: 2015
Committees:
- None

PROFESSIONAL HIGHLIGHTS

Patrick J. O'Leary, 62, retired in August 2012 from SPX Corporation, having served as Vice President, Finance, Treasurer and Chief Financial Officer from 1996, and later as Executive Vice President in 2004. During his more than 15 years with SPX, he was a principal architect of the Company's transformation until his retirement. Prior to joining SPX, Mr. O'Leary served as Chief Financial Officer and a director of Carlisle Plastics, Inc., from 1994 to 1996. He began his career with Deloitte & Touche LLP, where he held various roles of increasing responsibility from 1978 to 1994, including Partner in the firm's Boston office from 1988 to 1994. Mr. O'Leary is currently a director of Avanos Medical Inc.; he previously served as a director of PulteGroup, Inc. from 2005 until 2018. He earned his bachelor degree in Accountancy and Law from the University of Southampton, England.

SKILLS AND QUALIFICATIONS

Mr. O'Leary contributes a deep understanding of SPX history and businesses to our Board. In addition, he brings broad financial strategy expertise, including strong financial acumen, and mergers and acquisition and governance experience. Mr. O'Leary also contributes leadership skills developed through his experience serving on various public company boards.



Dave Roberts

Chairman of the Board and Retired Executive Chairman, President and CEO of Carlisle Companies, Inc.

Age: 72

Director since: 2015

Committees:
- Compensation (Chair)
- Audit
- Nom. & Gov.

PROFESSIONAL HIGHLIGHTS

David A. Roberts, 72, has served as Chairman of the Board of Carlisle Companies, Inc., a diversified manufacturing company, since 2017. He previously served as Carlisle's Executive Chairman of the Board, in 2016; its Chairman and Chief Executive Officer, from 2014 to 2015; and its Chairman, President and Chief Executive Officer, from 2007 to 2014. Prior to joining Carlisle, Mr. Roberts served as Chairman, President and Chief Executive Officer of Graco, Inc., a fluid handling system provider, from 2001 to 2007. Prior to that, Mr. Roberts served as a Group Vice President of The Marmon Group, LLC, a diversified industrial holding company, from 1995 to 2001. He began his career serving in a variety of manufacturing, engineering, and general management positions with The Budd Company, Pitney Bowes, and FMC Corporation. Mr. Roberts is currently a director of Franklin Electric Co., Inc. and Horizon Global Corporation; he previously served as a director of Polypore International, Inc. prior to its 2015 merger transaction with Asahi Kasei Corporation. He earned his bachelor degree from Purdue University and his MBA from Indiana University.

SKILLS AND QUALIFICATIONS

Mr. Roberts brings extensive experience in senior management of multinational companies, including expertise in the industrial and manufacturing sectors, and mergers and acquisitions, to our Board. Mr. Roberts also contributes strong financial acumen and experience from his service on various public company boards.

Director and Nominee Skills and Experience

Under the leadership of our Nominating and Governance Committee, our Board developed and maintains a director skills matrix that identifies expertise and experience that the Board believes contribute to an effective and well-functioning board and that the Board as a whole should possess.

The Nominating and Governance Committee and the Board use this matrix to identify areas for director training and as a tool to maintain a balanced and well-rounded board. In addition, the Nominating and Governance Committee considers these and other criteria as a guide, but not as a minimum set of requirements, when evaluating potential candidates for the Board. Together, this variety of skill sets, experiences, and personal backgrounds allows our directors to provide the diversity of thought that is critical to the Board's decision-making and oversight process. For a better understanding of our Board qualifications and diversity, we encourage you to read "Director Nominees, Qualifications, and Diversity" beginning on page 2.

		Lowe	O'Leary	Puckett	Roberts	Sethna	Shaw	Toth	Utley
ENTERPRISE PRIORITIES	**Employee Engagement, Safety, and Talent** *Examples include culture, safety results, and workforce planning*	◐	◐	●	●	●	●	●	●
	Strategic Portfolio Management *Examples include experience with acquisitions, divestitures, integration, and strategic planning*	●	●	●	●	●	●	●	◐
	Operations and Continuous Improvement *Examples include experience in operations, project management, and supply chain management*	◐	●	●	●	●	●	●	●
	Innovation and Technology Development *Examples include research & development, new product introductions, and business transformation*	●	◐	◐	●	◐	◐	●	●
	Growth and Value Creation *Examples include sales, distribution, and channel management*	●	◐	●	●	◐	◐	●	◐
	Financial Planning and Review *Examples include financial and accounting experience*	◐	●	●	●	●	◐	●	◐
OTHER KEY EXPERIENCE	**CEO Experience**	●	◕	◐	●	◕	●	●	◕
	Corporate Governance	◐	●	●	●	●	●	●	◕
	Executive Compensation	◐	●	●	●	◐	●	●	◕
	Risk Management	◐	●	●	●	●	◐	◐	◐
	Ethics and Compliance	◐	●	●	●	●	●	●	●
	Technology and Cybersecurity	◐	◐	●	◐	●	◐	◐	●
	Industry Expertise (multi-industrial manufacturing)	●	●	◐	●	●	◕	●	●

RATING SCALE
- ● Technical Expertise (e.g., direct hands-on experience and subject-matter expert during his/her career)
- ◐ Managerial Knowledge (e.g., experience derived through general managerial experience)
- ◕ Working Knowledge (e.g., exposure as a Board committee member at SPX or another company)
- ○ No Knowledge (e.g., exposure comes from Board Committee report-outs only)

OWNERSHIP OF COMMON STOCK

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines to emphasize the importance of substantive, long-term share ownership by our directors and officers to align their financial interests with those of our stockholders.

The guidelines are:

Position	Target Value
Non-Employee Directors	3x annual retainer
Chief Executive Officer	5x annual salary
Chief Operating Officer*	4x annual salary
Other Executive Officers	3x annual salary
Other Designated Executives	1x annual salary

* SPX does not currently have the COO position.

Shares held in family trusts and shares held in retirement plan accounts are deemed to be owned shares for purposes of these guidelines. Unvested time-based stock (and stock unit awards) are deemed to be owned shares for purposes of these guidelines. Unexercised stock options and unvested performance-based stock (and stock unit awards) are excluded for purposes of these guidelines. We ask non-employee directors and executive leaders to attain the desired level of stock ownership within five years of appointment to a director or officer position.

Once a non-employee director or executive leader attains the desired level of share ownership, he or she will continue to be in compliance with these guidelines even if he or she later falls below the guideline, as long as he or she retains at least 50% of the net shares acquired upon exercise of stock options and at least 50% of the net shares acquired pursuant to vested restricted equity awards and vested restricted stock unit grants until he or she again meets or exceeds the guidelines. "Net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, the stock option exercise price.

Each non-employee director and named executive officer was in compliance with these requirements as of March 19, 2020.

Ownership of Common Stock

DIRECTORS AND EXECUTIVE OFFICERS

The following table includes information about how much of our common stock (our only outstanding class of equity securities) is beneficially owned by:

- Each director and nominee for director;
- Each executive officer in the Summary Compensation Table on page 32; and
- All directors and executive officers as a group.

Unless otherwise noted, amounts and percentages are as of March 10, 2020.

	Number of Shares of Common Stock Beneficially Owned[1]	RIGHT TO ACQUIRE BENEFICIAL OWNERSHIP UNDER OPTIONS EXERCISABLE/ STOCK UNITS DISTRIBUTABLE WITHIN 60 DAYS[2][3]	Percent of Class
DIRECTORS AND DIRECTOR NOMINEES WHO ARE NOT NAMED EXECUTIVE OFFICERS			
Patrick J. O'Leary	15,382	—	*
Ricky D. Puckett	19,345	3,963	*
David A. Roberts	23,232	3,963	*
Meenal A. Sethna	—	—	*
Ruth G. Shaw	28,042	3,963	*
Robert B. Toth	12,341	3,963	*
Tana L. Utley	15,382	—	*
NAMED EXECUTIVE OFFICERS			
Eugene J. Lowe, III	953,611	721,792	2.10%
Scott W. Sproule	264,877	167,043	*
J. Randall Data	91,678	34,734	*
John W. Nurkin	159,268	92,923	*
John W. Swann, III	169,919	124,283	*
All directors and executive officers as a group (14 persons)	1,973,525	1,308,764	4.39%

*   Less than 1.0%

(1)   Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or officer can vote or transfer, stock options that are exercisable or would become exercisable within 60 days, and other shares a director or officer would have the right to acquire within 60 days. The number of our shares beneficially owned by each of the named executive officers and by all directors and officers as a group also includes shares represented as held under the individual's account under the SPX Corporation Retirement Savings and Stock Ownership Plan ("401(k) Plan"). The stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them. Director RSUs that were electively deferred until six months following separation from service are not included as beneficially owned.

(2)   Represents shares of our common stock issuable under options that are exercisable or become exercisable within 60 days of March 19, 2020 and RSUs that vest within 60 days of March 19, 2020. Such shares are included in the number of shares of common stock beneficially owned as presented in the preceding column on this table.

(3)   Includes shares beneficially owned through the 401(k) Plan on March 19, 2020 for each of the following: Mr. Lowe, 4,205 shares; Mr. Sproule, 3,748 shares; Mr. Data, 2,944 shares; Mr. Nurkin, 22,187 shares; Mr. Swann, 3,258 shares; and all directors and named executive officers as a group, 36,342 shares. Directors do not participate in our 401(k) Plan.

PRINCIPAL STOCKHOLDERS

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of the issued and outstanding shares of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned	Percent of Class[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	6,622,474[2]	14.86%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	4,606,787[3]	10.33%

(1) Ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own, as of March 10, 2020, the number of shares reflected in the table.

(2) Based on information provided in a Schedule 13G/A filed with the SEC on February 4, 2020, by BlackRock, Inc., and certain affiliated entities ("BlackRock"). BlackRock reports having sole voting power with respect to 6,536,870, of the shares and sole dispositive power with respect to all the shares. The Schedule 13G/A indicates that iShares Core S&P Small Cap ETF beneficially owns five percent or greater of our outstanding stock.

(3) Based on information provided in a Schedule 13G/A filed with the SEC on February 12, 2020, by The Vanguard Group and certain affiliated entities ("Vanguard"). Vanguard reports having sole voting power with respect to 83,029 of the shares; shared voting power with respect to 18,321 of the shares; sole dispositive power with respect to 4,511,290 of the shares; and shared dispositive power with respect to 95,497 of the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers, and beneficial owners of more than 10% of our outstanding common stock to file with the SEC reports of ownership and changes in ownership. SEC regulations require that directors, officers, and beneficial owners of more than 10% of our outstanding common stock furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3 and 4 (including amendments to such forms) filed with the SEC, no director, officer, or beneficial owner of more than 10% of our outstanding common stock failed to file on a timely basis during 2019 any reports required by Section 16(a).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

INTRODUCTION

This Compensation Discussion and Analysis ("CD&A") provides information about our executive compensation program and the factors considered in making compensation decisions for the named executive officers named in our Summary Compensation Table set forth below ("NEOs").

Our NEOs for 2019 are listed in the table below:

Named Executive Officer	Title
Eugene J. Lowe, III	President and Chief Executive Officer
Scott W. Sproule	Vice President, Chief Financial Officer and Treasurer
J. Randall Data	President, South Africa and Global Operations
John W. Nurkin	Vice President, General Counsel and Secretary
John W. Swann, III	President, Heating and Location & Inspection

EXECUTIVE SUMMARY

2019 represented another year of impactful growth for SPX. Our executive officers and directors continued to lead the organization through the execution of our value creation roadmap and strategic objectives resulting in strong performance. We have demonstrated the ability to consistently deliver value for our stakeholders through a combination of improvements within our core businesses and the execution of strategic acquisitions.

Our executive compensation program is designed to align short- and long-term rewards directly to business performance. We and the Compensation Committee of the Board (the "Committee") benchmark our compensation strategy against our peer group companies, which rewards performance that results in value generation for our stockholders.

Summary of Key Business Accomplishments

Execution in 2019 drove positive results in revenue, operating profit and cash flow conversion. Select accomplishments during 2019 include:

- Significantly exceeded financial targets for 2019 including adjusted operating income* growth of approximately 18%;

- Delivered 82% stockholder return in stock price for the year, first amongst our compensation Peer Group;

- Exceeded target for cumulative adjusted segment income* over a three-year period by more than 13%, achieving $608.3M compared to target of $536.0M;

- Completed three acquisitions, adding Sabik, SGS Refrigeration, and Patterson-Kelley to our family of businesses.

- Increased earnings per share ("EPS") on an adjusted basis* by 22%:

	2018		2019
GAAP EPS	$1.75	➡	$1.67
Adjusted EPS*	$2.27	➡	$2.76

* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.

Three-Year Total Stockholder Return

The following graph shows our three-year total stockholder return ("TSR") as compared to our peer group, as defined on page 25, the S&P 600 Capital Goods Index, and the S&P 500 Index for the period December 31, 2016 to December 31, 2019.

Three-Year TSR from December 31, 2016 to December 31, 2019



2019 Compensation Highlights

Our executive compensation program has three primary elements: base salary, annual incentive, and long-term incentives. Each of these compensation elements serves a specific purpose in our compensation strategy. Base salary is an essential component to any market-competitive compensation program. Annual incentives reward the achievement of short-term goals, while long-term incentives drive our NEOs to focus on stockholder value creation. Based on our performance, and consistent with the design of our program, the Committee made the following executive compensation decisions for 2019:

- Base Salary. Annual salary increases ranged from 3.5% to 5%. These adjustments were a continuation of the effort to bring our NEOs' base salaries in line with the market and to facilitate retention and reward for execution of responsibilities and delivery of performance. These adjustments also reflect the contributions made by our NEOs in connection with executing on key initiatives and the Company's strategic priorities over the course of the year. For details, please see page 25.

- Annual Incentive. Based on our performance results, awards under our Executive Bonus Program were paid at 123.6% of target. This payout applied to all our NEOs, with the exception of Mr. Swann, whose payout was 82.6% based on both business unit and corporate results. For details, please see page 26.

- Long-Term Incentives. All of our NEOs received equity and equity-based awards in 2019. Target award amounts and the mix of vehicles used are described on page 27 of this CD&A. Performance for the measurement period of January 1, 2017 through December 31, 2019 exceeded maximum metric for both relative TSR and adjusted segment income* resulting in the maximum allowable payout capped at 150% for both performance based incentives. For details, please see page 27.

EXECUTIVE COMPENSATION PROGRAM

Reflecting the Voice of Our Stockholders

We carefully consider the results of our stockholder Say-on-Pay vote from the previous year. At our 2019 Annual Meeting, approximately 95% of votes cast approved our executive compensation. Our results have exceeded 90% approval each year since 2016, which we interpret as a strong endorsement of our compensation program's design and direction. We continue to actively seek and highly value the perspectives of our investors. During the year, we reached out to stockholders owning approximately 75% of our common stock. We have taken and will continue to take stockholder feedback into consideration as we evolve our compensation program. Most importantly, we are committed to ensuring that our ongoing program is designed in the best interests of both our stockholders and executives.

Summary of Compensation Program

- Sets base salaries that are in line with the market, facilitating attraction, retention, and reward for execution of responsibilities and delivery of performance;

- Emphasizes variable compensation programs, greater than 80% of CEO and greater than 65% of other NEOs pay at risk;

- Provides that a majority of long-term incentives to NEOs are performance based;

- Correlates between annual incentive payouts and stockholder returns, with 2019 targets that exceeded prior year results on operating income, cash flow, and revenue;

- Grants equity awards with double-trigger termination payments upon a change in control;

- Includes a relative TSR component of long-term incentives to align with stockholder value;

- Freezes historic defined benefit pension plans, with no NEO participants;

- Eliminates historic perquisites, such as retiree medical benefits; and

- Prohibits NEO hedging or pledging of our common stock.

Our Compensation Principles

Our executive compensation program is centered around the following principles:

Alignment with Stockholders' Interests	Executive officers' interests should be directly aligned with those of stockholders through a compensation program that emphasizes an appropriate balance of both short- and long-term financial performance and is directly affected by our stock price. Requiring executive officers to hold a meaningful amount of equity supports alignment to stockholder interests.
Link to Business Priorities and Performance	A significant portion of total compensation should be variable and subject to the attainment of certain specific and measurable performance goals and objectives.
Competitiveness	Target total compensation should be competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for leadership and market talent.
Governance	Maintaining best-practice executive compensation governance standards is critical to the decision-making process and the ability to manage risk. Doing so is in the best interests of our stockholders and executives.

Components of Total Direct Compensation

For 2019, we continued to focus on ensuring alignment of pay practices with stockholder interests and driving a pay-for-performance culture.

Design and philosophical characteristics of the SPX compensation program include:

- Base Salary. Annual salary for our NEOs is targeted at the market median of peer companies and is in line with responsibilities, performance, contributions, and overall experience.

- Annual Incentive. Performance metrics focus on delivering key annual objectives with financial targets directly tied to the achievement of goals related to operating income, cash flow, and revenue.

- Long-Term Incentives. Long-term incentive ("LTI") awards align compensation and long-term performance. Mix of vehicles include:

  - Stock Options ("Options") that vest ratably over a three-year period;

  - Performance Stock Units ("PSUs") tied to relative TSR ("r-TSR") and a peer group within the S&P 600 Capital Goods Index over a three-year performance measurement period, with potential payout range of 0% to 150% of target, and cannot exceed target if our TSR is negative;

  - Restricted Stock Units ("RSUs") that vest ratably over a three-year period.

Beginning with compensation awards made in 2019, the Committee has decided to no longer grant cash performance unit (CPU) awards and to proportionately increase PSU awards. As a result, all of the 2019 LTI compensation grants are comprised of equity-based awards. The Committee evaluates the Company's compensation programs annually and considers a number of factors when evaluating the components of LTI compensation, including equity use and dilution, compensation trends to attract and retain talent, and alignment of incentives with Company performance.

Mix of Compensation Elements

The following charts show that for 2019 the mix of compensation elements targeted for our NEOs was heavily weighted toward variable compensation. The mix of LTI is based on the allocation value used in determining the number of units or options, as applicable, for each award.



Our CEO's Pay-for-Performance Alignment

The following chart shows our CEO's compensation relative to our TSR and compared with our peer group of companies listed on page 25, demonstrating how our executive compensation program aligns with performance. This chart is based on our three-year TSR; the average of our CEO's total compensation for 2017, 2018, and 2019 by percentile; and the average total compensation for CEOs at our peer companies, from their most recent three proxy statement filings.



* Peer company compensation based on 2016, 2017 and 2018 compensation data from each company's three most recent proxy statement filings.

While our CEO's relative pay rank falls below the median of our peer companies, our philosophy is to align executive compensation with that of our peers and provide variable incentive compensation that rewards executives at higher levels when superior performance is achieved.

HOW DECISIONS FOR OUR NAMED EXECUTIVE OFFICERS WERE MADE

Executive Compensation Practices

What We Do	What We Do Not Do
✓ Heavy emphasis on variable compensation	✗ No multi-year guarantees of salary increases
✓ Majority of long-term incentive awards are performance based	✗ No tax gross-ups on termination payments following a change in control
✓ Stock ownership guidelines	✗ No hedging of Company stock
✓ Clawback provisions	✗ No pledging of Company stock
✓ "Double-trigger" termination payments upon a change in control	✗ No significant perquisites or defined benefit pension plans
✓ Use of independent compensation consultant	✗ No "single-trigger" termination payments upon a change in control
✓ Regular risk assessments	✗ No repricing or backdating stock options without stockholder approval
✓ Annual reviews of share utilization	
✓ Stockholder outreach	✗ No cash buyout of underwater stock options without stockholder approval
✓ Regular market assessments against our peer group	

The Role of the Compensation Committee

The Committee is responsible for overseeing the design and administration of the executive compensation program so that the program is consistent with our compensation philosophy. The Committee reviews compensation levels for all of our executive officers, including our NEOs. The Committee also makes all final compensation decisions regarding our NEOs and officers, except for the CEO, whose compensation is reviewed and approved by the full Board, excluding Mr. Lowe, based upon recommendations of the Committee.

The Committee also works very closely with its independent compensation consultant and with management to examine the effectiveness of the Company's executive compensation program. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which is available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

The Role of Management

Certain members of our senior management team help prepare for and attend meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. However, only the Committee members are allowed to vote on decisions regarding executive compensation. The Committee also receives recommendations from the CEO regarding the compensation of our other officers, including the other NEOs. The CEO does not participate in the deliberations of the Committee and Board regarding his own compensation.

The Role of the Independent Compensation Consultant

The Committee engages an independent compensation consultant to provide expertise on competitive pay practices and compensation program design and an objective assessment of any inherent risks of any compensation programs. Pursuant to the authority granted to it under its charter, the Committee has retained Pearl Meyer as its independent consultant. The Committee has conducted an independence assessment of Pearl Meyer in accordance with SEC rules, NYSE listing standards, and the requirements of the Compensation Committee Charter, and has determined that work performed by Pearl Meyer does not create a conflict of interest.

The Role of the Peer Group

Our executive compensation program takes into account the compensation practices of companies with which we compete or could compete for executive talent. In 2019, the Board approved a change to our Peer Group to ensure continued consistency with this philosophy. Peer companies are selected based on a number of factors including size, industry, and markets served. Based on changes to organization structure and market caps in 2019, Babcock and Wilcox was substituted by NN, Inc. whom we believe is more closely aligned with the SPX peer company strategy.

For purposes of setting 2019 executive compensation, the Committee used the following peer companies ("peer group"):

SPX Peer Companies	
Altra Industrial Motion Corp. (AIMC)	Graco Inc. (GGG)
Barnes Group Inc. (B)	Harsco Corporation (HSC)
Chart Industries, Inc. (GLTS)	IDEX Corp. (IEX)
CIRCOR International, Inc. (CIR)	NN, Inc. (NNBR)
Colfax Corp. (CFX)	Nordson Corporation (NDSN)
Crane Co. (CR)	Regal Beloit Corporation (RBC)
Curtiss-Wright Corporation (CW)	Rexnord Corporation (RXN)
Enerpac Tool Group Corp (EPAC)	SPX FLOW, Inc. (FLOW)
EnPro Industries, Inc. (NPO)	TriMas Corporation (TRS)

Our peer companies were drawn from a pool of potential companies identified by our management either as key competitors for senior talent or as having businesses or serving end markets similar to our Company. These companies were further reviewed for appropriateness as peers by Pearl Meyer prior to Committee approval. The primary factors used to generate the group were as follows:

- Similar business mix to SPX;

- Similar end markets to SPX;

- Competitors for executive talent;

- Market capitalization; and

- Revenue of approximately 0.4 to 2.5 times SPX's revenue.

SPX annual revenues for 2019 are approximately at the median peer company.

The Committee reviews the peer group regularly to assure alignment and adds or removes companies as peers as it deems appropriate and necessary to maintain competitive and balanced alignment. The Committee uses the peer group data to assist in compensation decisions around base salary, short-term incentives, and long-term incentives, as well as in benchmarking other executive compensation matters.

Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain talent. Base salary levels are reviewed annually. When making adjustments, the Committee considers the Company's overall performance; the NEO's individual performance, experience, career potential, and tenure with the Company; and competitive market practices. The Committee approved increases in annual base salary, effective March 28, 2019, as reflected in the table below, to continue to improve the competitive market position of our NEO's base salaries relative to our peer group.

Named Executive Officer	Base Salary (From 3/19/2018)	Base Salary (From 3/18/2019)	% Adjustment
Eugene J. Lowe, III	$850,735	$884,764	4.0%
Scott W. Sproule	$458,639	$476,985	4.0%
J. Randall Data	$445,506	$463,326	4.0%
John W. Nurkin	$369,249	$382,173	3.5%
John W. Swann, III	$430,726	$452,262	5.0%

Annual Incentive

Executive Bonus Program

Our Executive Bonus Program pays annual bonuses ranging from 0% to 200% of target by reference to three key metrics: adjusted operating income,* adjusted free cash flow,* and adjusted revenue.*

The Committee selected these metrics to be transparent and to provide clarity and consistency in calculating bonuses. In setting short-term incentive goals, SPX management and the Committee utilized a number of data points to focus targets on driving the Company's strategic priorities, including setting goals that incentivize delivery of annual objectives. Further, the use of adjusted* metrics is intended to drive management to focus on the performance of our go forward businesses, which excludes the South African projects and our Heat Transfer business.

2019 targets were set to drive continued growth in revenue, operating income, and to deliver adjusted free cash flow* in excess of 100% conversion of adjusted net income from continuing operations.*

The Committee adjusted the 2019 targets to account for increased operating income, cash, and revenues resulting from the acquisition of Sabik early in 2019. Acquisitions of SGS Refrigeration and Patterson-Kelley, completed in the latter half of 2019, were excluded from the 2019 targets and results for bonus calculation purposes, but will be included in targets for the 2020 plan year.

We achieved year-over-year growth in each metric, with 5% on adjusted revenue*, 8% on adjusted free cash flow and 16% on adjusted operating income. This performance, among other things, drove total shareholder return for the year of 82% and an increase in EPS of 22%.

The table below shows the 2019 threshold, target, and maximum goals for each of the relevant metrics under our Executive Bonus Program, as well as the actual performance results.

Performance Metric and Weighting	Level of Performance ($ Millions)				Payout %
	Threshold ($)	Target ($)	Maximum ($)	Actual ($)	
Adjusted Operating Income* (50%)	$ 155.0	$ 170.0	$ 185.0	$ 170.9	106.3%
Adjusted Free Cash Flow* (25%)	$ 110.0	$ 125.0	$ 140.0	$ 139.3	195.3%
Adjusted Revenue* (25%)	$1,490.0	$1,525.0	$1,560.0	$1,515.5	86.4%
Total Corporate Results					123.6%

For 2019, adjusted operating income* of $170.9M resulted in an 106.3% payout, with a weighting of 50%. Adjusted free cash flow* of $139.3M resulted in a 195.3% payout, with a weighting of 25%. Adjusted revenue* of $1,515.5M resulted in a 86.4% payout, with a weighting of 25%. The cumulative payout for 2019 results was 123.6% of target for those NEOs with 100% of their bonus tied to corporate metrics.

Mr. Lowe, Mr. Sproule, Mr. Data, and Mr. Nurkin had bonus payouts based on corporate results, generating an overall payout of 123.6%. Mr. Swann, however, has a target incentive that includes both business unit and corporate results: 75% of his incentive is based on his role as President, Heating and Location & Inspection, including our Weil-McLain, Marley Engineered Products, Radiodetection and Cues businesses, and 25% is based on corporate metrics. For 2019, business unit performance achievement metric was 68.8%, generating an overall payout of 82.6% for Mr. Swann.

* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.

Executive Bonus Results for 2019

The table below shows the total annual bonuses earned by our NEOs for 2019.

Named Executive Officer	Base Salary as of 12/31/2019	Target Payout (as a % of Base Salary)	Bonus Achieved (% of Target Payout)	Total Bonus
Eugene J. Lowe, III	$884,764	100%	123.6%	$1,093,568
Scott W. Sproule	$476,985	70%	123.6%	$ 412,688
J. Randall Data	$463,326	65%	123.6%	$ 372,236
John W. Nurkin	$382,173	60%	123.6%	$ 283,420
John W. Swann, III	$452,262	60%	82.6%	$ 224,023

Long-Term Incentives

Long-term incentives are an integral part of our executive compensation program. They are designed to align the financial interests of our NEOs with those of our stockholders through performance-based compensation that correlates with the creation of long-term stockholder value. Our long-term incentive awards also support our executive retention strategy.

For 2019, the Committee approved the following mix of LTI awards, which awards were granted in February 2019 under our stockholder approved plans:

• Options that vest ratably over a three-year period;

• PSUs tied to r-TSR and a peer group within the S&P 600 Capital Goods Index over a three-year performance measurement period, with potential payout range of 0% to 150% of target, and cannot exceed target if our TSR is negative;

• RSUs that vest ratably over a three-year period.

50% of the award value was allocated to PSUs with the remaining 50% divided equally between Options and RSUs.

Our NEOs received the following long-term incentive award opportunities in 2019:

Named Executive Officer	Target LTI Value	Units		
		Options	PSUs	RSUs
Eugene J. Lowe, III	$3,600,000	77,463	56,409	28,204
Scott W. Sproule	$ 780,000	16,784	12,222	6,111
J. Randall Data	$ 750,000	16,138	11,752	5,876
John W. Nurkin	$ 520,000	11,189	8,148	4,074
John W. Swann, III	$ 630,000	13,556	9,872	4,936

The allocation of Options were based on the Black-Scholes valuation and RSUs and PSUs were based on the average closing fair market value of SPX stock for the 15 trading days immediately preceding the date of grant.

Stock Options

In 2019, awards of Options were granted to eligible participants, including each of the NEOs. The Committee approved the 2019 Option grants to the NEOs in February 2019. The 2019 Options grant agreement provides for time-based ratable vesting (of $33^1/_3$ percent per year) over a three-year period (generally subject to continued employment during the period) with a maximum term of ten years. The Committee approves all grants of Options to be issued by the Company pursuant to approved equity grant guidelines.

Performance Stock Units

The 2019 awards of PSUs provide eligible participants, including each of the NEOs, the opportunity to receive shares of common stock based on pre-established financial performance targets over a specified three-year period (and generally subject to continued employment during the performance period). The performance criteria for the PSUs are based on the r-TSR of SPX as compared to the results of a peer group within the S&P 600 Capital Goods Index. At grant date, this peer group was comprised of 61 companies that compete in similar markets. Payouts under the program are made in shares of our common stock and range from 0% to 150% based on our TSR achievement versus the peer group. Payout cannot exceed target if our TSR is negative.

Restricted Stock Units

As part of the 2019 long-term incentive program, participants, including each of the NEOs, received RSUs. The Committee approved the 2019 RSU grants to the NEOs in February 2019. The 2019 RSU grant agreement provides for time-based ratable vesting (of $33\frac{1}{3}$ percent per year) over a three-year period (generally subject to continued employment during the period). The Committee approves all grants of RSUs to be issued by the Company pursuant to approved equity grant guidelines.

Outstanding equity awards are more fully described in the "Outstanding Equity Awards at Fiscal Year-End" table in "Executive Compensation," beginning on page 36.

Performance Based Incentive Results for 2017-2019

- Performance Stock Units. The performance metric for PSUs measures r-TSR compared to a peer group within the S&P 600 Capital Goods Index. The grant of PSUs made in February 2017 covered the measurement period of January 1, 2017 through December 31, 2019. Total stockholder return delivered in the measurement period was 105%, which ranked in the 91st percentile, compared to threshold of 30th percentile, target of 50th percentile, and maximum of 75th percentile. The resulting performance achievement of the February 2017 grant exceeded the maximum allowable and, therefore, is capped at 150% payout of the PSUs. The final amount of the payout accounts for both the appreciation of the value of stock since the time of the grant and the 150% performance award.

- Cash Performance Units. As part of the 2017 long-term incentive program, participants, including each of the NEOs, received cash performance units with the opportunity to receive cash incentive payments based on SPX's performance over a specified three-year period (and generally subject to continued employment during the performance period). CPU payments are based on SPX's actual performance over the three-year performance cycle beginning with the fiscal year in which the CPU is granted. In February 2017, the Committee granted three-year CPUs with a performance period ending December 31, 2019. Payouts under the program range from 0% to 150% based on achievement of three-year cumulative adjusted segment income* targets, and each unit has a par value of $1.00. The performance metric for CPUs measures three-year cumulative adjusted segment income.* The grant of CPUs made in February 2017 covered the measurement period of January 1, 2017 through December 31, 2019. Adjusted segment income* achieved in the measurement period was $608.3M, compared to threshold of $512.0M, target of $536.0M, and maximum of $560.7M. The resulting performance achievement of the February 2017 grant exceeded the maximum allowable and, therefore, is capped at 150% payout of the CPUs. As noted above, CPUs were discontinued in 2019.

* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP, and other important information regarding non-GAAP financial measures, are presented in the appendix of this Proxy Statement.

OTHER PRACTICES, POLICIES, AND GUIDELINES

Policy on Hedging

No SPX director or employee may trade in derivative securities relating to SPX securities, such as put and call options or forward transactions.

Policy on Pledging

No SPX director or officer may pledge SPX securities.

Stock Ownership Guidelines

Our Stock Ownership Guidelines are designed to help ensure our officers' interests are closely aligned with those of our long-term stockholders. Additional detail can be found in "Ownership of Common Stock—Stock Ownership Guidelines" on page 16.

Impact on Compensation from Misconduct–Clawbacks

If the Board were to determine that a NEO had engaged in fraudulent or intentional misconduct, it would take action to remedy the misconduct and impose appropriate discipline. Discipline would vary based on the facts and circumstances, but may include termination of employment and/or other appropriate actions.

We retroactively adjust compensation in the event of a restatement of financial or other performance results to the extent required by the Sarbanes-Oxley Act of 2002. Our executive bonus program provides for repayment or forfeiture of awards under specified circumstances if the Company, as a result of misconduct, is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Any awards earned or accrued during the 12-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document that failed to materially comply with a financial reporting requirement must be paid back to the Company. To the extent that the affected award was deferred under a nonqualified deferred compensation plan maintained by the Company rather than paid to the executive officer, the deferred amount (and any earnings from it) must be forfeited. Beginning in 2013, our equity award agreements have provided that awards are subject to any compensation recovery policy adopted by the Company, as amended from time to time.

Other Benefits and Perquisites

We provide perquisites to attract and retain executives in a competitive marketplace, and we believe these benefits are generally consistent with market practices of our peer group and other comparable public industrial manufacturing companies. For a full listing of benefits and perquisites, see the "Summary Compensation Table" and accompanying footnotes beginning on page 32. We do not provide tax gross-up payments for perquisites.

Our CEO may utilize our aircraft for personal travel for himself and his family. Other executive officers may be permitted personal use of our aircraft for themselves and their families if approved by our CEO. We report the value of any personal use of our corporate aircraft by NEOs as ordinary taxable income based on Standard Industry Fare Levels and as compensation in the Summary Compensation Table on page 32 based on our incremental costs.

Retirement and Deferred Compensation Plans

None of our NEOs participate in an SPX defined benefit pension plan.

Our executives, along with the majority of our U.S.-based employee population, are eligible to receive matching contributions into the SPX Corporation Retirement Savings and Stock Ownership Plan (the "401(k) Plan"), a tax-qualified retirement savings plan. Matching contributions are immediately vested and are invested initially in the SPX Common Stock Fund in the form of units. This fund under the 401(k) Plan is primarily invested in SPX common stock, with a small portion of the fund in cash, for purposes of administrative convenience.

Executive officers and other senior-level management employees are also eligible to participate in the SPX Corporation Supplemental Retirement Savings Plan (the "SRSP"), a non-qualified deferred compensation plan that permits voluntary deferrals of base salary and annual bonuses.

For more information regarding these plans, see the Nonqualified Deferred Compensation table and accompanying narrative and footnotes, beginning on page 38.

Termination and Change-in-Control Provisions

As described below, all our NEOs, except our CEO, have entered into the current form of our change-in-control agreement as filed with the SEC.

On September 28, 2015, the Committee recommended, and the Board approved, an employment agreement and a change-in-control agreement for Mr. Lowe, President and Chief Executive Officer, and severance benefit agreements and change-in-control agreements for all other executive officers. The Committee reviews these agreements annually considering stakeholder interests and market competitiveness and will address adjustments as it deems appropriate.

Our severance arrangements are designed to protect stockholder interests by stabilizing management during periods of uncertainty. Executives often assign significant value to severance agreements because these agreements provide compensation for lost professional opportunities in the event of a negative qualifying event following a change-in-control.

Severance agreements can also be a powerful tool to discourage entrenchment of management, in that these agreements can offset the risk of financial and professional loss that management may face when recommending a sale to or merger with another company. Our severance arrangements are structured to serve the above functions, which differ, and are perceived by recipients to differ, from pay for performance. Accordingly, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements. As described above, all our NEOs, except our CEO, have entered into the most current form of our severance benefit agreement as filed with the SEC.

We utilize a double-trigger in the event of a change-in-control. If the executive officer experiences a qualifying negative employment action following a change-in-control, then the executive officer becomes immediately vested in all previously-granted unvested SPX equity, including shares subject to performance vesting, at the target level of vesting. This feature is designed to be equitable in the event of dismissal without cause or resignation for good reason, and we believe it is appropriate in the event of termination following a change-in-control.

Severance and change-in-control terms are further discussed and quantified in "Potential Payments Upon Termination or Change-in-Control," beginning on page 39.

Notes

The discussion of performance targets in this CD&A is exclusively in the context of executive compensation and should not be used for any other purpose or regarded as an indication of management's expectations of future results.

References to "bonus" or "bonuses" in this CD&A and the compensation tables are to our annual performance-based payments reflected as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" on page 32 and "Estimated Future Payouts under Non-Equity Incentive Plan Awards" in the "Grants of Plan-Based Awards" table on page 35.

Risk Analysis

Management regularly monitors and reviews our compensation program and the related risks and reports its findings to the Committee.

We do not believe our compensation policies and practices give rise to risks that are reasonably likely to have a material adverse effect on our Company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and variable incentive compensation.

- The variable portions of compensation (cash incentive and equity awards) are designed to reward both annual performance and longer-term performance. We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our Company's long-term best interests.

- For business unit level executives, a significant percentage of their compensation is based on the performance of our Company as a whole. This is designed to mitigate any incentive to pursue strategies that might maximize the performance of a single operating business unit to the detriment of our Company as a whole.

- Our executive officers are subject to stock ownership guidelines that we believe incentivize our executives to consider the long-term interests of our Company and our stockholders and discourage excessive risk-taking that could negatively impact our stock price.

- The Compensation Committee exercises risk oversight of our executive compensation program.

- A qualitative risk assessment concluded that our plans do not have an unreasonable ratio between fixed and variable compensation. The annual bonus plans are capped at specified maximum percentages, which limits incentives to undertake excessive risk.

- The executive and management annual bonus plans also have clawback provisions relating to any fraud, manipulation, or negligence in connection with computation of performance measures or payments under the plans.

- Incentive plans are primarily determined by a formula tied directly to Company performance.

- Sales incentive plans are regularly reviewed.

- In addition to the structure of our plans, we mitigate any risk that may be generated by compensation plans through management oversight, compliance training and enforcement, and periodic reviews.

No single SPX business unit carries a significant portion of the Company's risk profile, or has compensation structured in a significantly different manner than other business units within the Company, regardless of relative business unit profitability or compensation expense as a percentage of revenues.

Management does not believe that any of the design features pose a significant concern. Based upon this analysis, we determined that the compensation programs do not present a material risk.

Compensation Committee Report

The Compensation Committee of the SPX Board of Directors consists of four directors. Each of the Committee members is independent, as defined under SEC rules and the listing standards of the NYSE. The Committee reviews SPX's "Compensation Discussion and Analysis" on behalf of the Board.

The Committee has reviewed and discussed the "Compensation Discussion and Analysis" with management, and based on the review and discussions, the Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and SPX's Annual Report on Form 10-K for the year ended December 31, 2019.

Compensation Committee,

David A. Roberts, Chairman
Ricky D. Puckett
Ruth G. Shaw
Robert B. Toth

Compensation Tables

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for our named executive officers during 2019. The "named executive officers" or "NEOs" are our Chief Executive Officer, our Chief Financial Officer, and our next three most highly compensated officers.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4a] [4b]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Eugene J. Lowe, III *President and Chief Executive Officer*	2019	$877,679	$ —	$3,457,007	$1,031,033	$2,181,068	$ —	$ 61,881	$7,608,668
	2018	$845,508	$ —	$1,725,579	$ 842,995	$1,750,186	$ —	$130,254	$5,294,522
	2017	$817,551	$ —	$1,654,860	$ 791,088	$1,548,723	$ —	$ 79,241	$4,891,463
Scott W. Sproule *Vice President, Chief Financial Officer and Treasurer*	2019	$473,165	$ —	$ 749,026	$ 223,395	$ 675,188	$ —	$ 58,936	$2,179,710
	2018	$455,821	$ —	$ 417,510	$ 203,957	$ 540,275	$ —	$ 24,882	$1,642,445
	2017	$439,055	$ —	$ 399,501	$ 190,954	$ 584,452	$ —	$ 46,892	$1,660,854
J. Randall Data *President, South Africa and Global Operations*	2019	$459,615	$ —	$ 720,222	$ 214,797	$ 615,986	$ —	$ 46,556	$2,057,176
	2018	$442,327	$ —	$ 389,708	$ 190,361	$ 463,259	$ —	$ 44,326	$1,529,981
	2017	$425,645	$ —	$ 370,928	$ 177,322	$ 524,618	$ —	$ 33,566	$1,532,079
John W. Nurkin *Vice President, General Counsel and Secretary*	2019	$379,482	$ —	$ 499,350	$ 148,926	$ 461,545	$ —	$ 21,918	$1,511,221
	2018	$366,253	$ —	$ 281,164	$ 137,331	$ 366,681	$ —	$ 43,735	$1,195,164
	2017	$350,752	$ —	$ 271,096	$ 129,581	$ 399,442	$ —	$ 32,558	$1,183,429
John W. Swann, III *President, Heating and Location & Inspection*	2019	$447,778	$ —	$ 605,005	$ 180,430	$ 398,398	$ —	$ 48,850	$1,680,461
	2018	$428,079	$ —	$ 295,031	$ 144,129	$ 500,255	$ —	$ 37,957	$1,405,451
	2017	$415,577	$ —	$ 265,370	$ 126,854	$ 233,344	$ —	$ 36,919	$1,078,064

(1) NEOs are eligible to defer up to 50% of their salaries into the 401(k) Plan; and the SRSP. In 2019, the following NEOs deferred the following portions of their salaries into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Eugene J. Lowe, III	$13,088	$ —
Scott W. Sproule	$10,584	$38,455
J. Randall Data	$ 8,567	$22,412
John W. Nurkin	$ 5,681	$ —
John W. Swann, III	$12,425	$54,669

(2) Stock Award grants are generally subject to performance or time-vesting conditions. The amounts reported in the above table were calculated in accordance with FASB Accounting Standard Codification Topic 718 ("Topic 718") to reflect their grant date fair-value given vesting requirements. See note 16 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2019, for additional information regarding the calculation of these numbers. See the "Grants of Plan-Based Awards" table, on page 35, for more information on these grants. Amount presented for 2019 assumes achievement at the target performance level. At the maximum performance level, Mr. Lowe would receive $3,640,919, Mr. Sproule would receive $788,869, Mr. Data would receive $758,533; Mr. Nurkin would receive $525,913, and Mr. Swann would receive $637,188.

(3) Option Awards reflect the fair-value at time of grant in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See note 16 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2019, for additional information regarding the calculation of these numbers. See the "Grants of Plan-Based Awards" table, on page 35, for more information on these grants.

(4a) In 2020, the year in which they received the 2019 bonus payout, the following NEOs deferred the following portions of their bonuses into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Eugene J. Lowe, III	$ 5,888	$ —
Scott W. Sproule	$ 8,493	$ —
J. Randall Data	$17,090	$ —
John W. Nurkin	$14,241	$ —
John W. Swann, III	$ 6,454	$3,899

(4b) Includes the following CPU payouts for the 2017-2019 performance period, based on 150% maximum performance achieved:

Name	Cash Performance Unit
Eugene J. Lowe, III	$1,087,500
Scott W. Sproule	$ 262,500
J. Randall Data	$ 243,750
John W. Nurkin	$ 178,125
John W. Swann, III	$ 174,375

(5) All Other Compensation for 2019 for NEOs is outlined in the table below:

All Other Compensation	Eugene J. Lowe, III	Scott W. Sproule	J. Randall Data	John W. Nurkin	John W. Swann, III
Financial Planning	$ —	$13,947	$12,171	$ 985	$ 2,876
Executive Physical	$ —	$ —	$ —	$ —	$ 1,013
SPX Foundation Matching Gift[a]	$10,000	$10,000	$ —	$ 3,450	$ 2,730
Company Aircraft Personal Use[b]	$ 754	$ —	$ —	$ —	$ —
Group Term Life (>50k)	$ 2,622	$ 1,761	$ 1,708	$ 3,431	$ 2,875
Retirement Savings Plan Match	$14,000	$14,000	$14,000	$14,000	$14,000
Supplemental Retirement Savings Plan Match	$34,505	$19,228	$18,677	$ 52	$25,356
Total	**$61,881**	**$58,936**	**$46,556**	**$21,918**	**$48,850**

(a) We will make matching donations for charitable contributions made by employees up to a total of $5,000 per annum. We will make matching donations for executive officers up to a total of $10,000. Amounts represented are the matching contributions for 2019.

(b) Represents guest travel accompanying executive officer on business travel. The value shown reflects the incremental costs (e.g., food and beverage).

CEO Employment Agreement

The above benefits for Mr. Lowe are provided pursuant to the terms of his employment agreement. His employment agreement provides for annual base salary levels, annual incentive compensation opportunity, severance entitlements, and allowance amounts for annual income tax return preparation and financial planning. The initial term of Mr. Lowe's employment agreement expired on December 31, 2017, and the agreement automatically renews in additional subsequent one year-long terms unless at least 180 days prior to the expiration of any subsequent extended term one of the parties provides the other party with a written notice of non-renewal.

See "Compensation Discussion and Analysis," beginning on page 18, for further discussion and explanation of each element of compensation.

CEO Pay Ratio

We have calculated the CEO pay ratio in accordance with the rules of the SEC, which rules do not prescribe a particular method for identifying the median-compensated employee and permit companies to use reasonable methodologies for determining the median-compensated employee for the basis of presenting this ratio. SEC rules require a company to identify the median-compensated employee only once every three years, absent changes during the most recent year to the employee population or in the employee compensation arrangements with the median-compensated that would reasonably result in a significant change to the reported pay ratio. Because there were no such changes in 2019, we elected to use the median-compensated employee identified in 2018 and use that employee's total compensation in 2019 in calculating the ratio.

The 2019 annual total compensation for the identified median employee was $62,953 and the annual total compensation of our CEO was $7,608,668. Based on this information, for 2019 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was 121 to 1.

To identify the median-compensated employee in 2018, we conducted a full analysis of our total employee population as of December 31, 2018, without the use of statistical sampling. We determined our median-compensated employee using "total compensation" paid during the full year 2018. Total compensation consisted of gross wages to include base wages, overtime, shift differential, incentives, paid time off, and perquisites, as applicable. We did not annualize gross wages for employees who were not employed for the full year in 2018. For those employees located outside of the US, currencies were converted to US Dollars using the posted Bloomberg market rates as of December 27, 2018. We had an even number of employees when not including the CEO, therefore there are two employees for whom the number of employees with greater "total compensation" equals the number of employees with less "total compensation." From those two employees, we selected as the median-compensated employee the one with lower "total compensation." In determining the pay ratio for 2019, we calculated the total compensation of the median-compensated employee using the same methodology used in calculating the total compensation of our CEO, as reported in the Summary Compensation Table on page 32.

This pay ratio is a reasonable estimate calculated in a manner consistent with item 402(u) of Regulation S-K of the SEC using the data and methodology summarized above. As noted above, SEC rules for identifying the median-compensated employee allow companies to adopt a variety of methodologies to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the median employee compensation amount and CEO pay ratio reported by other companies may not be comparable to the amount and ration reported above.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding equity and non-equity awards granted to the NEOs in 2019.

| Name | Grant Date[1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares or Stock Units (#)[4] | Stock Option Awards (#)[5] | Exercise Price of Stock Option Awards ($) | Grant Date Fair Value of Stock and Option Awards ($)[6] |
		Threshold ($)[2]	Target ($)[2]	Maximum ($)[2]	Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]				
Eugene J. Lowe, III	2/11/2019	442,382	884,764	1,769,528							
	2/21/2019				28,205	56,409	84,614				$2,427,279
	2/21/2019							28,204			$1,029,728
	2/21/2019								77,463	$36.51	$1,031,033
Scott W. Sproule	2/11/2019	166,945	333,890	667,780							
	2/21/2019				6,111	12,222	18,333				$ 525,913
	2/21/2019							6,111			$ 223,113
	2/21/2019								16,784	$36.51	$ 223,395
J. Randall Data	2/11/2019	150,581	301,162	602,324							
	2/21/2019				5,876	11,752	17,628				$ 505,689
	2/21/2019							5,876			$ 214,533
	2/21/2019								16,138	$36.51	$ 214,797
John W. Nurkin	2/11/2019	114,652	229,304	458,608							
	2/21/2019				4,074	8,148	12,222				$ 350,608
	2/21/2019							4,074			$ 148,742
	2/21/2019								11,189	$36.51	$ 148,926
John W. Swann, III	2/11/2019	135,679	271,357	542,714							
	2/21/2019				4,936	9,872	14,808				$ 424,792
	2/21/2019							4,936			$ 180,213
	2/21/2019								13,556	$36.51	$ 180,430

(1) The Committee approved the 2019 bonuses to each of the NEOs on February 11, 2019 and the 2019 LTI awards to each of the NEOs on February 21, 2019. The 2019 LTI awards are generally subject to continued employment through the applicable performance or vesting period.

(2) Represents the potential payout for 2019 bonuses. For bonuses, threshold payout is 50% of target and maximum payout is 200% of target.

(3) Represents the potential payout for the PSUs granted on February 21, 2019. For the PSUs, threshold payout is 50% of target and maximum payout is 150% of target, and is based on the three-year r-TSR versus a peer group within the S&P 600 Capital Goods Index for 2019-2021. Payout is capped at target if our TSR is negative.

(4) Represents the RSU awards for 2019. RSUs are time-based and do not have a performance requirement for vesting. The time-based awards vest $33^1/_3$ percent per year over three years on February 21, 2020, February 21, 2021, and February 21, 2022.

(5) Represents the number of Options awarded on the grant date, and vest $33^1/_3$ percent per year over three years on February 21, 2020, February 21, 2021, and February 21, 2022.

(6) Represents the grant date fair value, based on the closing price of our stock on the date of grant for RSUs. PSU grant date fair value is based on the Monte-Carlo simulation and Option valuation is based on the Black-Scholes valuation on the date of grant. Fair value is based on Topic 718. See the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2019, for the assumptions made in the valuation of these awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table details the outstanding equity awards held by each of our NEOs at December 31, 2019.

Name	Award Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Option Unexercisable (#)[1]	Number of Securities Underlying Unexercised Option Exercisable (#)[1]	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
Eugene J. Lowe, III	1/2/2015		45,776	$21.16	1/2/2025				
	10/13/2015		332,673	$12.36	10/13/2025				
	3/2/2016		186,919	$12.85	3/2/2026				
	3/1/2017					9,537[4a]	$ 485,243		
	3/1/2017							42,917[4b]	$2,183,592
	3/1/2017	27,469	54,936	$27.40	3/1/2027				
	2/22/2018					16,841[5a]	$ 856,870		
	2/22/2018							37,892[5b]	$1,927,920
	2/22/2018	48,199	24,099	$32.69	2/22/2028				
	2/21/2019					28,204[6a]	$1,435,020		
	2/21/2019							84,614[6b]	$4,305,135
	2/21/2019	77,463		$36.51	2/21/2029				
Scott W. Sproule	10/13/2015		83,168	$12.36	10/13/2025				
	3/2/2016		46,729	$12.85	3/2/2026				
	3/1/2017					2,303[4a]	$ 117,177		
	3/1/2017							10,361[4b]	$ 527,142
	3/1/2017	6,631	13,260	$27.40	3/1/2027				
	2/22/2018					4,075[5a]	$ 207,336		
	2/22/2018							9,168[5b]	$ 466,468
	2/22/2018	11,662	5,830	$32.69	2/22/2028				
	2/21/2019					6,111[6a]	$ 310,928		
	2/21/2019							18,333[6b]	$ 932,783
	2/21/2019	16,784		$36.51	2/21/2029				
J. Randall Data	10/13/2015		66,535	$12.36	10/13/2025				
	3/2/2016		37,383	$12.85	3/2/2026				
	3/1/2017					2,138[4a]	$ 108,781		
	3/1/2017							9,620[4b]	$ 489,440
	3/1/2017	6,157	12,314	$27.40	3/1/2027				
	2/22/2018					3,804[5a]	$ 193,548		
	2/22/2018							8,558[5b]	$ 435,406
	2/22/2018	10,884	5,442	$32.69	2/22/2028				
	2/21/2019					5,876[6a]	$ 298,971		
	2/21/2019							17,628[6b]	$ 896,913
	2/21/2019	16,138		$36.51	2/21/2029				
John W. Nurkin	10/13/2015		55,224	$12.36	10/13/2025				
	3/2/2016		31,028	$12.85	3/2/2026				
	3/1/2017					1,563[4a]	$ 79,525		
	3/1/2017							7,031[4b]	$ 357,712
	3/1/2017	4,500	8,998	$27.40	3/1/2027				
	2/22/2018					2,744[5a]	$ 139,615		
	2/22/2018							6,174[5b]	$ 314,133
	2/22/2018	7,852	3,926	$32.69	2/22/2028				
	2/21/2019					4,074[6a]	$ 207,285		
	2/21/2019							12,222[6b]	$ 621,855
	2/21/2019	11,189		$36.51	2/21/2029				
John W. Swann, III	10/13/2015		66,535	$12.36	10/13/2025				
	3/2/2016		31,776	$12.85	3/2/2026				
	3/1/2017					1,530[4a]	$ 77,846		
	3/1/2017							6,882[4b]	$ 350,156
	3/1/2017	4,405	8,809	$27.40	3/1/2027				
	2/22/2018					2,880[5a]	$ 146,534		
	2/22/2018							6,479[5b]	$ 329,626
	2/22/2018	8,241	4,120	$32.69	2/22/2028				
	2/21/2019					4,936[6a]	$ 251,144		
	2/21/2019							14,808[6b]	$ 753,431
	2/21/2019	13,556		$36.51	2/21/2029				

(1)   Unvested Options are subject to satisfaction of vesting criteria for the applicable year. Options awarded to NEOs on March 1, 2017, vest at the rate of 33$^1/_3$ percent per year with vesting dates of March 1, 2018, March 1, 2019, and March 1, 2020. Options awarded to NEOs on February 22, 2018, vest at the rate of 33$^1/_3$ percent per year with vesting dates of February 22, 2019, February 22, 2020, and February 22, 2021. Options awarded to NEOs on February 21, 2019, vest at the rate of 33$^1/_3$ percent per year with vesting dates of February 21, 2020, February 21, 2021, and February 21, 2022. LTI awards are generally subject to continued employment through the applicable vesting period.

(2)   Based on the closing price of our common stock on the award date adjusted when applicable for the Spin-Off.

(3)   Based on the closing price of our common stock of $50.88 on December 31, 2019.

(4a) RSUs awarded on March 1, 2017, vest at the rate of 33 $^1/_3$ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of March 1, 2018, March 1, 2019, and March 1, 2020. LTI awards are generally subject to continued employment through the applicable vesting period.

(4b) PSUs awarded on March 1, 2017, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued employment through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the maximum performance level.

(5a) RSUs awarded on February 22, 2018, vest at the rate of 33 $^1/_3$ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of February 22, 2019, February 22, 2020, and February 22, 2021. LTI awards are generally subject to continued employment through the applicable vesting period.

(5b) PSUs awarded on February 22, 2018, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued employment through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the maximum performance level.

(6a) RSUs awarded on February 21, 2019, vest at the rate of 33 1/3 percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of February 21, 2020, February 21, 2021, and February 21, 2022. LTI awards are generally subject to continued employment through the applicable vesting period.

(6b) PSUs awarded on February 21, 2019, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued employment through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the maximum performance level.

OPTION EXERCISES AND STOCK VESTED IN 2019

The following table sets forth stock vested for each of our NEOs in 2019. Our NEOs did not exercise any Options in 2019.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Eugene J. Lowe, III	—	$ —	132,174	$4,823,619
Scott W. Sproule	—	$ —	32,894	$1,200,459
J. Randall Data	—	$ —	26,883	$ 981,054
John W. Nurkin	—	$ —	21,893	$ 798,976
John W. Swann, III	—	$ —	22,386	$ 816,977

(1)   The value realized on vesting of stock awards includes RSUs that vested on February 22, 2019, based on a market value of $36.51, for each of Mr. Lowe, Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann. The value realized on vesting of stock awards also includes RSUs that vested on March 1, 2019, based on a market value of $36.36 for each of Mr. Lowe, Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann. The value realized on vesting of stock awards also includes RSUs and PSUs that vested on March 4, 2019, based on a market value of $36.48 for each of Mr. Lowe, Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann. Our NEOs surrendered shares to satisfy tax withholding requirements, which reduced the number of shares acquired and actual value they received upon vesting.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information relating to the SPX Corporation Supplemental Retirement Savings Plan ("SRSP") for NEOs in 2019. Other members of senior-level management are also eligible to participate in the SRSP, a nonqualified deferred compensation plan that allows them to make pre-tax deferrals in excess of those permitted by the 401(k) Plan. Eligible executives may defer up to 50% of their base compensation (excluding annual bonuses) and up to 100% of their annual bonuses into the SRSP. Both base compensation and annual bonus deferral elections are made prior to the beginning of the year to which they relate.

A company match is made to the SRSP after the maximum company match has been made under the 401(k) Plan, and the deferrals and match are allocated to the fund(s) under the SRSP as selected by the participant.

In general, "eligible compensation" for purposes of the SRSP is the amount reported as wages on a participant's Form W-2, (1) increased by (a) amounts contributed by the participant to the 401(k) Plan and the SPX Corporation Flexible Spending Account Plans, and (b) vacation and holiday pay paid after termination of employment; and (2) decreased by (a) reimbursements or other expense allowances, (b) fringe benefits (cash and non-cash), (c) moving expenses, (d) welfare benefits (provided that short-term disability payments are included and long-term disability payments are excluded), (e) employer-provided automobiles, mileage reimbursements, and car allowances for which no documentation is required, taxable and non-taxable tuition reimbursements, the taxable value of physical examinations, and group term life insurance coverage in excess of $50,000, (f) pay in lieu of notice, (g) deferred compensation, (h) the value of restricted shares and other equity awards, and (i) severance pay paid after termination of employment.

All matching contributions into the SRSP are made in cash and invested according to the participant's elections. All participant and matching contributions vest immediately. There is no minimum holding period. The SRSP is unfunded and earnings are credited on account balances based on participant direction within the similar investment choices available in the 401(k) Plan. All returns in the SRSP and the 401(k) Plan are at market rates. In-service distributions are not allowed under the SRSP. All amounts deferred under the SRSP after 2009 will be paid in a lump-sum payment six months following termination of employment. Participants may elect to receive their pre-2009 accounts in a lump sum, annual installments (two to ten years), or monthly installments (up to 120 months) upon separation from service, on a date that is a specified number of months after retirement or separation from service, or on a specified date following separation from service (no later than attainment of age $70^1/_2$).

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Eugene J. Lowe, III	$41,406	$34,505	$201,232	$ —	$891,200
Scott W. Sproule	$38,455	$19,228	$142,110	$ —	$686,327
J. Randall Data	$22,412	$18,677	$ 36,937	$ —	$182,787
John W. Nurkin	$ 83	$ 52	$ 54,396	$ —	$260,717
John W. Swann, III	$76,068	$25,356	$133,555	$ —	$683,416

(1)   Contributions to the SRSP consisted of the following amounts reported in the Summary Compensation Table.

Name	2019 Salary	2018 Non-Equity Incentive Plan Compensation
Eugene J. Lowe, III	$ —	$41,406
Scott W. Sproule	$38,455	$ —
J. Randall Data	$22,412	$ —
John W. Nurkin	$ —	$ 83
John W. Swann, III	$54,669	$21,399

(2)   Represents matching amounts contributed by SPX to the SRSP. These amounts have been included in the All Other Compensation column of the Summary Compensation Table.

(3)   Aggregate earnings under the SRSP are not above market and, accordingly, are not included in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Our NEOs are covered by change-in-control agreements, severance agreements, and stock plan award agreements governing compensation in the event of a termination of employment or a change in control of our Company. In addition, we have entered into an employment agreement with Mr. Lowe in lieu of a severance agreement. The following tables set forth the expected benefits to be received by each NEO in the event of their termination resulting from various scenarios, assuming a termination date of December 31, 2019 and a stock price of $50.88, our closing stock price on December 31, 2019 the last trading day of fiscal 2019. Assumptions and explanations of the numbers set forth in the tables below are set forth in the footnotes to, and in additional text following, the tables.

Eugene J. Lowe, III	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 1,769,528[1]	$ 2,654,292[2]
Bonus	$ —	$ 884,764[3]	$ 884,764[3]	$ 2,187,136[4]	$ 3,280,704[5]
Value of Accelerated Equity	$ —	$11,023,086[6]	$11,023,086[6]	$ 7,303,534[7]	$11,023,086[6]
Value of Accelerated CPUs	$ —	$ 1,500,000[8]	$ 1,500,000[8]	$ 1,500,000[8]	$ 1,500,000[8]
All Other Compensation	$85,073[9]	$ 85,073[9]	$ 85,073[9]	$ 187,740[10]	$ 259,217[11]
TOTAL	$85,073	$13,492,923	$13,492,923	$12,947,938	$18,717,299

Scott W. Sproule	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 476,985[12]	$ 953,970[1]
Bonus	$ —	$ 333,890[3]	$ 333,890[3]	$ 412,688[13]	$ 825,376[4]
Value of Accelerated Equity	$ —	$2,528,717[6]	$2,528,717[6]	$1,017,978[7]	$2,528,717[6]
Value of Accelerated CPUs	$ —	$ 362,500[8]	$ 362,500[8]	$ 362,500[8]	$ 362,500[8]
All Other Compensation	$45,864[9]	$ 45,864[9]	$ 45,864[9]	$ 109,226[14]	$ 150,234[15]
TOTAL	$45,864	$3,270,971	$3,270,971	$2,379,377	$4,820,797

J Randall Data	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 463,326[12]	$ 926,652[1]
Bonus	$ —	$ 301,162[3]	$ 301,162[3]	$ 372,236[13]	$ 744,472[4]
Value of Accelerated Equity	$ —	$2,390,254[6]	$2,390,254[6]	$ 952,339[7]	$2,390,254[6]
Value of Accelerated CPUs	$ —	$ 337,500[8]	$ 337,500[8]	$ 337,500[8]	$ 337,500[8]
All Other Compensation	$44,551[9]	$ 44,551[9]	$ 44,551[9]	$ 106,084[14]	$ 145,264[15]
TOTAL	$44,551	$3,073,467	$3,073,467	$2,231,485	$4,544,142

John W. Nurkin	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 382,173[12]	$ 764,346[1]
Bonus	$ —	$ 229,304[3]	$ 229,304[3]	$ 283,420[13]	$ 566,840[4]
Value of Accelerated Equity	$ —	$1,698,166[6]	$1,698,166[6]	$ 687,503[7]	$1,698,166[6]
Value of Accelerated CPUs	$ —	$ 245,000[8]	$ 245,000[8]	$ 245,000[8]	$ 245,000[8]
All Other Compensation	$36,747[9]	$ 36,747[9]	$ 36,747[9]	$ 88,817[14]	$ 119,051[15]
TOTAL	$36,747	$2,209,217	$2,209,217	$1,686,913	$3,393,403

John W. Swann, III	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 452,262[12]	$ 904,524[1]
Bonus	$ —	$ 271,357[3]	$ 271,357[3]	$ 339,828[13]	$ 679,656[4]
Value of Accelerated Equity	$ —	$1,879,132[6]	$1,879,132[6]	$ 711,535[7]	$1,879,132[6]
Value of Accelerated CPUs	$ —	$ 248,750[8]	$ 248,750[8]	$ 248,750[8]	$ 248,750[8]
All Other Compensation	$43,487[9]	$ 43,487[9]	$ 43,487[9]	$ 93,687[14]	$ 118,127[15]
TOTAL	$43,487	$2,442,726	$2,442,726	$1,846,062	$3,830,189

(1)   Two times current base salary.

(2)   Three times current base salary.

(3)   Reflects annual bonus, which is equal to a pro-rated portion of the highest of actual bonus for year preceding termination or current-year target bonus.

(4)   Two times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current-year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(5)   Three times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(6)   Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options.

(7)   Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options, which would have otherwise vested within two years of termination for Mr. Lowe and within one year for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann.

(8)   Represents the accelerated vesting of all unvested CPUs at assumed target performance level.

(9)   Other compensation includes payout of accrued vacation (up to five weeks of base salary).

(10) Sum of other compensation for Mr. Lowe includes:

   • Payout of accrued vacation (up to five weeks of base salary).

   • Maximum outplacement benefit for involuntary termination of $50,000.

   • The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

   • The Company cost of health and welfare benefit continuation for 2 years.

   • The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

(11) Sum of other compensation for Mr. Lowe includes:

   • Payout of accrued vacation (up to five weeks of base salary).

   • Maximum outplacement benefit for involuntary termination of $50,000.

   • The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The full cost of health and welfare and vision benefit continuation for 3 years.
- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 3 years.

(12) One times current base salary.

(13) One times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(14) Sum of other compensation for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann includes:

- Payout of accrued vacation (up to five weeks of base salary).
- Maximum outplacement benefit for involuntary termination of $35,000.
- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.
- The Company cost of health and welfare benefit continuation for 1 year.
- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 1 year.

(15) Sum of other compensation for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann includes:

- Payout of accrued vacation (up to five weeks of base salary).
- Maximum outplacement benefit for involuntary termination of $35,000.
- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.
- The full cost of health and welfare and vision benefit continuation for 2 years.
- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

Equity Compensation Plan Information

The following table provides information as of December 31, 2019, about SPX common stock that may be issued upon the exercise of options and rights under all our existing equity compensation plans, each of which was approved by our stockholders. These plans include the 2019 Stock Compensation Plan and the 2006 Non-Employee Directors' Stock Incentive Plan.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity Compensation Plans Approved By Stockholders	4,943,874	19.05	2,296,954
Total	4,943,874	19.05	2,296,954

[1] Comprised of 1,691,343 shares issuable upon the exercise of outstanding Options and 605,611 shares issuable pursuant to RSUs and PSUs.

[2] Excludes RSUs and PSUs.

[3] All these shares were available for issuance under the 2019 Stock Compensation Plan

PROPOSAL 2: APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY")

We are asking our stockholders to cast an advisory vote at our Annual Meeting to approve the compensation of our NEOs, as disclosed in this Proxy Statement.

Although the vote is non-binding, the Committee and the Board value your opinion and will consider the outcome of the vote in revising our compensation philosophy and making future compensation decisions.

We intend to seek approval of our executive compensation on an annual basis.

WHY YOU SHOULD APPROVE OUR NEO COMPENSATION

During 2019, we continued to focus on our commitment to having an executive compensation program that is aligned with stockholder interests and our goal of sustaining our meaningful pay-for-performance culture. At our 2019 Annual Meeting, approximately 95% of votes cast approved our executive compensation. The approval vote remains strong year-over-year, which we interpret as a strong endorsement of our executive compensation program design and direction — further validating that our program is structured in the best interests of both our stockholders and executives.

Our executive compensation and executive compensation program are more fully described in the "Compensation Discussion and Analysis," beginning on page 19, and in the "Summary Compensation Table" and subsequent tables, beginning on page 32.

OVERVIEW

Key Components of Our Compensation Program

Base Salary
We target base salary for NEOs in line with the market median and our peer companies for established performers.

Annual Incentive
We focus annual bonus pay based on operating income, cash flow, and revenue goals.

Long-term Incentives
We target long-term pay based 50% on performance units, 25% on stock options, and 25% on restricted stock units.

Change in Control Provisions
We have double trigger provisions in the event of a change in control.

No Pledging or Hedging
We do not permit officer or director hedging or pledging of our common stock.

Benefits and Perquisites
We have no NEO participation in defined benefit pension plans or retiree medical benefits.



YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY").

AUDIT MATTERS

Audit Committee Report

The Audit Committee of the SPX Board of Directors consists of five directors. Each Audit Committee member is independent, as defined under SEC rules and the listing standards of the NYSE. The Audit Committee reviews SPX's financial reporting process on behalf of the Board and is responsible for ensuring the integrity of the financial information reported by SPX.

Management is responsible for SPX's financial reporting process, including its systems of internal and disclosure controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"). SPX's independent registered public accounting firm, which is appointed by the Audit Committee, is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with US GAAP and on the representations of the independent registered public accounting firm included in the firm's report on SPX's financial statements.

In this context, the Audit Committee has met and held discussions with management and Deloitte & Touche LLP ("Deloitte"), SPX's independent registered public accounting firm since 2002. Management represented to the Audit Committee that SPX's consolidated financial statements were prepared in accordance with US GAAP, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by the Standards of the Public Company Accounting Oversight Board ("PCAOB") for communication with audit committees, under which Deloitte must provide us with additional information regarding the scope and results of its audit of SPX's consolidated financial statements.

In addition, we have discussed with Deloitte its independence from SPX and SPX management, including matters in the written disclosures required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*.

The Audit Committee discussed with SPX's internal auditors and independent registered public accounting firm the overall scope and plans for its respective audits. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of SPX's internal controls, and the overall quality of SPX's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in SPX's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC.

The Audit Committee has reviewed and discussed with management its assertion and opinion regarding internal controls included in the 2019 Annual Report on Form 10-K as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management has confirmed to the Audit Committee that at December 31, 2019 internal controls over financial reporting were appropriately designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SPX's consolidated financial statements for external purposes in accordance with US GAAP. The Audit Committee has also reviewed and discussed with Deloitte its audit and opinion regarding SPX's internal control over financial reporting as required by Section 404, which opinion is included in the 2019 Annual Report on Form 10-K.

Audit Committee,

Ricky D. Puckett, Chairman
David A. Roberts
Meenal A. Sethna
Ruth G. Shaw
Tana L. Utley

Other Audit Information

AUDIT AND NON-AUDIT FEE TABLE

During fiscal years 2018 and 2019, we retained our principal independent registered public accounting firm, Deloitte, to perform services in the following categories and amounts:

	2018	2019
Audit Fees[1]	$3,960,000	$3,570,000
Audit-Related Fees[2]	$ 34,000	$ 19,000
Tax Fees[3]	$ 210,000	$ 125,000
All Other Fees	N/A	N/A

(1)   Fees for audit services billed or expected to be billed relate to (a) audit of our annual financial statements and effectiveness of internal controls over financial reporting; (b) reviews of our quarterly financial statements; (c) statutory and regulatory audits; (d) audit of balance sheets and activities of the acquired business; (e) other technical accounting assistance; and (f) comfort letters, consents, and other services related to SEC matters.

(2)   Fees for audit-related services include attest or audit services that are not required.

(3)   Fees for tax services relate to tax compliance and preparation, including the preparation of original and amended tax returns, claims for refunds, and tax payment planning.

PRE-APPROVAL BY AUDIT COMMITTEE

Our Audit Committee has adopted a policy that requires all audit and non-audit services performed by Deloitte to be pre-approved. The Audit Committee annually approves the fees and expenses for audit services performed by Deloitte, as well as for any regularly recurring non-audit services of the type covered by our annual engagement of Deloitte. In addition, our pre-approval policy requires pre-approval by the Chair of the Audit Committee of fees and expenses for other non-audit services that may arise during the year. The policy requires the Chair to report any non-audit services that he has pre-approved to the Audit Committee at each regularly scheduled meeting of the Audit Committee. In no event may Deloitte perform any of the following services for us: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing services; (6) management functions or human resources services; (7) broker-dealer, investment advisor, or investment banking services; (8) legal services; or (9) expert services. The Audit Committee regularly considers whether specific projects or expenditures could potentially affect Deloitte's independence.

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has been our independent registered public accounting firm since 2002. The Audit Committee has engaged Deloitte to perform reviews, in accordance with the Standards of the Public Company Accounting Oversight Board, of our financial statements to be filed on Form 10-Q in 2020. Consistent with past practice, on February 10, 2020, the Audit Committee approved the engagement of Deloitte to perform the audit of the financial statements and internal controls over financial reporting included in SPX's Annual Report on Form 10-K for the fiscal year ending December 31, 2020. Representatives of Deloitte will be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

Although we are not required to do so, we believe that it is appropriate for us to request stockholder ratification of the appointment of Deloitte as our independent registered public accounting firm. If stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for the stockholders' rejection and reconsider the appointment.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS A VOTE
"FOR" RATIFICATION OF THE APPOINTMENT OF
DELOITTE & TOUCHE LLP AS OUR INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2020.

QUESTIONS AND ANSWERS

Proxy Materials

Why am I receiving these materials?

We are mailing or making these materials available to you because we are soliciting your proxy to vote your shares in connection with our Annual Meeting, scheduled to take place on May 14, 2020, or at any adjournments or postponements of this meeting. We are first mailing or making available to stockholders this Proxy Statement, our Annual Report to Stockholders for the year ended December 31, 2019, and related materials on or about April 2, 2020.

Why did I receive a one-page notice of internet availability of proxy materials rather than a full set of proxy materials?

SEC rules allow companies to provide stockholders access to Proxy Materials over the internet rather than mailing the materials to stockholders. Accordingly, to conserve natural resources and reduce costs, we are sending many of our stockholders a Notice of Internet Availability of Proxy Materials. The Notice provides instructions for accessing the Proxy Materials on the website referred to in the Notice or for requesting printed copies of the Proxy Materials. The Notice also provides instructions for requesting the delivery of the Proxy Materials for future Annual Meetings in printed form.

Are the proxy materials available electronically?

Our Proxy Statement and our 2019 Annual Report to Stockholders are available on our website (www.spx.com) under the heading "Investor Relations—Financial Information—Annual Reports." Additionally, and in accordance with SEC rules, you may access our Proxy Statement at www.envisionreports.com/SPXC (for stockholders of record) or www.edocumentview.com/SPXC (for all other stockholders), which do not have "cookies" that identify visitors to the sites.

Annual Meeting

What is the purpose of this meeting?

This is the Annual Meeting of the Company's stockholders. At the meeting, we will be voting on:

- The election of the three nominees named in this Proxy Statement to serve as directors until our 2023 Annual Meeting;

- The approval of our named executive officers' compensation, on a non-binding advisory basis;

- The ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2020; and

- Any other business properly brought before the meeting.

How does the Board recommend that I vote?

Proposal 1:   FOR the election of each of Mr. Puckett, Ms. Sethna, and Ms. Utley.

Proposal 2:   FOR the approval of our named executive officers' compensation.

Proposal 3:   FOR the ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2020.

How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively virtually on the internet. You are entitled to participate in the Annual Meeting only if you were a stockholder of the Company as of the close of business on March 19, 2020, or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.meetingcenter.io/235805813. You also will be able to vote your shares online by attending the Annual Meeting virtually on the internet.

To participate in the Annual Meeting, you will need to review the information included on your Notice, or proxy card. The password for the meeting is SPXC2020.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below.

The online meeting will begin promptly at 8.00 a.m., Eastern Time. We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this proxy statement.

How do I register to attend the Annual Meeting virtually on the Internet?

If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the internet. Please follow the instructions on the Notice of Internet Availability of Proxy Materials or proxy card that you received.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to attend the Annual Meeting virtually on the Internet. To register to attend the Annual Meeting, you must submit proof of your proxy power (legal proxy) reflecting your SPX Corporation holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on May 8, 2020. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By mail

Computershare
SPX Corporation Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Upon receipt of your confirmation of registration to participate in the meeting from Computershare go to www.meetingcenter.io/235805813 and enter your control number and meeting password, SPXC2020 to log into the meeting.

How do I vote or ask a question during the meeting?

When you log onto the meeting website (www.meetingplace.io/235805813) you will see instructions on how to vote and ask questions during the meeting.

Voting and Quorum

What is a proxy?

Our Board of Directors is asking for your proxy, which is a legal designation of another person to vote the shares you own. We have designated two officers of the Company, Eugene J. Lowe, III, and Scott W. Sproule, to vote your shares at the meeting in the way you instruct and, with regard to any other business that may properly come before the meeting, as they think best.

Who is entitled to vote?

Stockholders at the close of business on March 19, 2020 (the record date), are entitled to vote. On that date there were 44,577,613 shares of SPX common stock outstanding.

How many votes do I have?

Each share of SPX common stock that you own entitles you to one vote.

How do I vote if I do not attend the Annual Meeting?

If your shares are held in your name as a stockholder of record, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received for that account.

If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received or, if you received a voting instruction form from your brokerage firm, bank, trustee, or other similar entity by mail, then by completing, signing, and returning the form you received. You should check your voting instruction form to see if telephone or internet voting is available to you.

If you received more than one Notice of Internet Availability of Proxy Materials or proxy card, then this means you hold shares of our common stock in more than one account. You should complete, sign, date, and return each proxy card or vote all shares over the internet or by telephone for each of your accounts. If you vote over the internet or by telephone, then you should not mail back the related proxy card.

Can I vote during the Annual Meeting?

Yes. If you were a stockholder on the record date, then you can vote your shares of common stock during the Annual Meeting. If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares only if you have a legal proxy from the entity that holds your shares giving you the right to vote the shares. A legal proxy is a written document from your brokerage firm, bank, trustee, or other holder of record authorizing you to vote the shares it holds for you in its name. Please refer to "How do I register to attend the Annual Meeting virtually on the internet?" section above for further instructions.

Even if you currently plan to attend the meeting, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

May I revoke my proxy?

You may revoke your proxy in one of four ways at any time before it is exercised:

- Notify our Corporate Secretary in writing before the Annual Meeting that you are revoking your proxy;

- Submit another proxy with a later date;

- Vote by telephone or internet after you have given your proxy; or

- Vote at the Annual Meeting.

What constitutes a quorum?

The presence, directly or by proxy, of the holders of one-third of the total number of shares of SPX stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or internet, or if you attend the Annual Meeting.

Abstentions are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. Proxies submitted by brokers, banks, trustees, or other holders of record holding shares for you as a beneficial owner that do not indicate a vote for some of or all of the proposals because that holder does not have voting authority and has not received voting instructions from you (so-called "broker non-votes") are also considered "shares present" for purposes of determining whether a quorum exists. Brokers are permitted to vote your shares on the ratification of the appointment of our independent public accountants, even if they do not receive voting instructions from you.

What vote is required to approve each proposal?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis	Majority of Votes Cast	No
Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of Shares Present or Represented by Proxy and Entitled to Vote	Yes
Other Proposals	Majority of Shares Present or Represented by Proxy and Entitled to Vote	No

A majority of votes cast means that the number of shares voted for a director or proposal must exceed the number of shares voted against that director or proposal.

What is the impact of abstentions or broker non-votes?

An abstention is not considered as a share voted and will not impact the election of directors or the non-binding advisory vote to approve our named executive officers' compensation.

In addition, since an abstention is considered a share present or represented by proxy and entitled to vote, as one less vote for approval it will have the effect of a vote against the ratification of our independent public accountants and other proposals that may be brought before the Annual Meeting.

A "broker non-vote" occurs when a broker, trustee, bank, or other nominee that holds shares on your behalf does not receive instructions from you on how to vote such shares and does not otherwise have discretion to vote because the matter is not considered routine. A broker non-vote is not considered as a share voted or entitled to vote and will not impact the vote on any of the proposals.

> The NYSE does not consider the election of directors or matters relating to compensation to be routine. Unless the broker has received instructions from you, any broker holding shares for you will not have the ability to cast votes with respect to the election of directors or the approval of our named executive officers' compensation. It is important, therefore, that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to these matters is counted.

How does discretionary voting authority apply?

If you sign, date, and return your proxy card, then your vote will be cast as you direct. If your proxy card does not indicate how you want to vote, then you give authority to Eugene J. Lowe, III, and Scott W. Sproule to vote on the items discussed in these proxy materials and any other matter properly brought at the Annual Meeting. In such a case, your vote will be cast:

- FOR the election of the director nominees;
- FOR the approval of our named executive officers' compensation;
- FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2020; and
- FOR or AGAINST any other properly raised matters at the discretion of Eugene J. Lowe, III, and Scott W. Sproule.

Who pays to prepare, mail, and solicit the proxies?

We will pay all the costs of preparing, mailing, and soliciting the proxies. We will ask brokers, banks, trustees, and other nominees and fiduciaries to forward the Proxy Materials to the beneficial owners of SPX common stock and to obtain the authority to execute proxies. We will reimburse them for their reasonable expenses upon request. In addition to mailing Proxy Materials, our directors, officers, and employees may solicit proxies in person, by telephone, or otherwise. These individuals will not be specially compensated. We have retained Georgeson LLC, a Computershare company, to assist us with inquiries of brokerage houses and other custodians and nominees whether other persons are beneficial owners of SPX common stock. We will supply them with additional copies of the Proxy Materials for distribution to the beneficial owners. We will pay Georgeson LLC an estimated fee of $1,800 plus reasonable out-of-pocket expenses. We have not retained a proxy solicitor for this Annual Meeting to assist us in soliciting your proxy; however, as proxy returns are counted we may determine it is necessary to retain a proxy solicitor, in which case we will pay an estimated fee of $12,500 plus reasonable out-of-pocket expenses.

Communications and Stockholder Proposals

How do I submit a stockholder proposal?

To bring a proposal other than the nomination of a director before an annual meeting, your notice of proposal must comply with the requirements of our By-laws and include any other information regarding you or any beneficial owner that would be required under the SEC's proxy rules and regulations.

For a proposal to be included in our Proxy Statement for the 2021 Annual Meeting, you must submit it no later than December 3, 2020. Your proposal must be in writing and comply with the proxy rules of the SEC. You should send your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement.

You also may submit a proposal that you do not want included in the Proxy Statement, but that you want to raise at the 2021 Annual Meeting. We must receive this type of proposal in writing on or after December 15, 2020, but no later than January 14, 2021.

How do I submit a director nominee?

If you wish to submit a nominee for director for the 2021 Annual Meeting, our Corporate Secretary must receive written notice of your intended nomination on or before January 14, 2021. You should send your nomination to our Corporate Secretary at our address on the cover of this Proxy Statement.

For a nomination to be properly brought before an annual meeting, your notice of nomination must comply with the requirements of our By-laws. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

You may also make recommendations for director nominees to the Nominating and Governance Committee. Director nominations made to the Nominating and Governance Committee is more fully described in the "Director Nominees, Qualifications, and Diversity" section, beginning on page 2.

APPENDIX A – RECONCILIATION OF GAAP WITH NON-GAAP FINANCIAL MEASURES

Adjusted results are non-GAAP financial measures that exclude, among other items, the effect of the South African and Heat Transfer operations, categorized as "All Other" in the company's segment reporting structure. Additionally, we have made adjustments for items that are non-cash, annual incentive related, and/or unusual in nature. Lastly, and as previously discussed, the results of SGS Refrigeration and Patterson-Kelley have been excluded from the annual incentive targets and the results for annual incentive purposes in 2019. This appendix to the Proxy Statement includes reconciliations of the amounts of non-GAAP financial measures with the most comparable measures determined in accordance with accounting principles generally accepted in the United States ("GAAP") and other important information regarding non-GAAP financial measures.

Adjusted Revenue

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED REVENUE (Unaudited; in millions)			
	2019	2018	% Change
Consolidated revenue	$ 1,525.4	$ 1,538.6	
Adjustments:			
Exclude aggregate revenue for South Africa and Heat Transfer	(1.6)	98.6	
Adjustment for acquired deferred revenue	—	0.5	
Adjusted revenue, as reported	**1,527.0**	**1,440.5**	
Exclude currency impacts and aggregate revenue for SGS & Patterson-Kelley	11.5	—	
Adjusted revenue for annual incentive purposes	$ **1,515.5**	$ **1,440.5**	5%

Adjusted revenue is defined as consolidated revenue for the Company excluding the "All Other" group of operating segments, with "All Other" comprised of the results of the South African and Heat Transfer operations. Due, in part, to certain wind-down activities, and the related decline in volumes, the South African and Heat Transfer operations have a diminishing impact on the Company's operating results over the long term. As such, the Company's management believes it is useful to investors to present revenues without the results of the "All Other" group of operating segments to provide investors with metrics that the Company's management uses to measure the overall performance of its businesses. In addition, adjusted revenue for 2018 includes an adjustment for deferred revenue acquired in the Cues acquisition. Lastly, and as previously discussed, the results of SGS Refrigeration and Patterson-Kelley have been excluded from the annual incentive targets and the results for annual incentive purposes in 2019.

Adjusted Segment Income

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED SEGMENT INCOME (Unaudited; in millions)			
	2019	**2018**	**2017**
Consolidated segment income	$ 174.0	$ 178.5	$ 124.9
Adjustments – Exclude			
South Africa and Heat Transfer	46.1	18.9	56.8
Acquisition-related items	2.4	5.9	—
SGS & Patterson-Kelley	(0.2)	—	—
Other	—	—	1.0
Adjusted segment income for purposes of 2017 CPU's	**$ 222.3**	**$ 203.3**	**$ 182.7**
Cumulative adjusted segment income – 2017 to 2019	**$ 608.3**		

Adjusted segment income is defined as consolidated segment income for the Company, excluding the "All Other" group of operating segments and non-recurring charges related to acquisitions. In addition, and as previously discussed, the results of SGS Refrigeration and Patterson-Kelley have been excluded from the compensation targets and the results for compensation purposes in 2019.

Adjusted Operating Income

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED OPERATING INCOME (Unaudited; in millions)			
	2019	**2018**	**% Change**
Operating income	$ 107.9	$ 107.6	
Adjustments – Exclude			
Aggregate operating losses for South Africa and Heat Transfer	(48.9)	(23.2)	
Acquisition-related items	(5.4)	(11.5)	
Loss on sale of dry cooling	(1.8)	(0.6)	
Amortization expense	(8.3)	(3.3)	
Adjusted operating income, as reported	**172.3**	**146.2**	18%
Less: Amortization expense	(8.3)	(3.3)	
Exclude:			
Aggregate operating income for SGS & Patterson-Kelley	(0.2)	—	
Corporate annual incentive expense	7.1	5.0	
Adjusted operating income for annual incentive purposes	**$ 170.9**	**$ 147.9**	16%

Adjusted Earnings Per Share

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED EARNINGS PER SHARE (Unaudited; in millions)			
	2019	2018	% Change
Diluted earnings per share from continuing operations	$ 1.67	$ 1.75	
Adjustments – Exclude			
South Africa and Heat Transfer operations	0.80	0.26	
Acquisition-related items	0.24	0.29	
Non-service pension & other	0.05	(0.03)	
Adjusted earnings per share	$ 2.76	$ 2.27	22%

Adjusted operating income and adjusted earnings per share, are defined as operating income and diluted net income per share from continuing operations excluding the following items, as applicable: (a) results of the "All Other" group of operating segments, (b) non-service pension and postretirement expense (income), (c) acquisition related charges, (d) charges related to the prior sale of the Company's Dry Cooling business, (e) non-cash charges associated with the amendment/refinancing of our senior credit agreement, (f) amortization expense associated with acquired intangible assets, (g) gains on an equity security associated with a fair value adjustment, and (h) certain discrete income tax charges and benefits, as applicable, as well as (i) the income tax impact of items (a) through (g). In addition to the Company's "All Other" group of operating segments, as described above, the Company's management views the impact related to each of the other items as not indicative of the Company's ongoing performance. The Company believes adjusted operating income and adjusted earnings per share gives investors a useful tool to assess and understand the Company's overall financial performance, because they exclude items of income or expense that the Company believes are not reflective of its ongoing operating performance, allowing for a better period-to-period comparison of operations of the Company. Additionally, the Company's management uses adjusted operating income and adjusted earnings per share as measures of the Company's performance. The adjusted operating income and adjusted earning per share measures do not provide investors with an accurate measure of the actual operating income and earnings per share reported by the Company and should not be considered as substitutes for operating income and diluted net income per share from continuing operations as determined in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies. In addition, and as previously discussed, the results of SGS Refrigeration and Patterson-Kelley have been excluded from the annual incentive targets and the results for annual incentive purposes in 2019.

Adjusted Free Cash Flow

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED CASH FLOW (Unaudited; in millions)			
	2019	2018	% Change
Net operating cash flows from continuing operations	$ 152.9	$ 112.9	
Less: Capital expenditures	17.8	12.4	
Free cash flow	135.1	100.5	
Adjustments – Exclude			
Negative cash flows for South Africa and Heat Transfer	3.8	22.3	
Annual incentive adjustments & other	0.4	5.8	
Adjusted free cash flow for annual incentive purposes	$ 139.3	$ 128.6	8%

Adjusted free cash flow is defined as net operating cash flows from continuing operations less capital expenditures of continuing operations, excluding cash used in operations by our South Africa (which is net of a tax benefit) and Heat Transfer businesses. In addition, and as previously discussed, the results of SGS Refrigeration and Patterson-Kelley have been excluded from the annual incentive targets and the results for annual incentive purposes in 2019.



SPX

13320-A Ballantyne Corporate Place • Charlotte, NC 28277 • USA
980-474-3700 • www.spx.com